UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 10

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                        INSTANT VIDEO TECHNOLOGIES, INC.
                        --------------------------------
                (Name of Registrant as Specified in its Charter)

                                    Delaware
                                    --------
         (State or Other Jurisdiction of Incorporation or Organization)

                                   84-1141967
                                   ----------
                     (I.R.S. Employer Identification Number)

                          500 Sansome Street, Suite 503
                         San Francisco, California 94111
                         -------------------------------
          (Address of Principal Executive Offices, including Zip Code)

                                 (415) 391-4455
                                 --------------
                (Issuer's Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act:

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                        Title of each class                                            Name of each exchange on which
                          To be registered                                             each class is to be registered
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Securities to be registered pursuant to Section 12(g) of the Act:

                         $0.00001 par value Common Stock
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                                (Title of class)

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                                (Title of class)


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                                                 TABLE OF CONTENTS
ITEM 1.  BUSINESS.........................................................................................3

   SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS....................................................3
   OUR COMPANY............................................................................................3
   INDUSTRY BACKGROUND....................................................................................4
   MARKET OPPORTUNITY.....................................................................................4
   OUR SOLUTION...........................................................................................5
   OUR BUSINESS...........................................................................................7

ITEM 2.  FINANCIAL INFORMATION...........................................................................15

   SELECTED FINANCIAL DATA...............................................................................15
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................16

ITEM 3.  PROPERTIES......................................................................................20

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..................................20

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS................................................................22

ITEM 6.  EXECUTIVE COMPENSATION AND OTHER MATTERS........................................................25

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................................................26

ITEM 8.  LEGAL PROCEEDINGS...............................................................................30

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS........................................30

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.........................................................30

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.........................................33

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.......................................................33

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.....................................................33

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE............33

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS...............................................................34

SIGNATURES...............................................................................................37

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


ITEM 1. BUSINESS

               SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this Report includes forward-looking statements within the meaning of applicable securities laws that involve substantial risks and uncertainties including, but not limited to, market acceptance of our products and new technologies, the sufficiency of financial resources available to us, economic, competitive, governmental and technological factors affecting our operations, markets, services, and prices, and other factors described in this Registration Statement. Our actual results could differ materially from those suggested or implied by any forward-looking statements as a result of such risks.

All trademarks and trade names appearing in this document are the property of their respective holders.

                                   OUR COMPANY

We are an independent provider of client/server network software for the delivery of video and audio information over networks. Our headquarters is located in San Francisco, California, with additional offices in several domestic metropolitan areas. Our software manages the delivery of video and audio content over a variety of networks; optimizing network efficiency and quality of service over high-speed, broadband networks in particular. Broadband networks use cable or other transmission modes with multiple communication channels to provide much higher bandwidth or capacity for video, audio and data. Our Burstware(R) suite of software products enables companies to transmit video and audio files at Faster-Than-Real-Time(TM) speed, which is accomplished by utilizing capacity available in broadband networks to send more video or audio data to users than the players are demanding. This data is stored on the users' machine for playing on demand, thus isolating the user from noise and other network interference. The result is high quality, full-motion video and CD-quality audio to the end-user. Burstware(R) utilizes several components of our international patent portfolio, including the Faster-Than-Real-Time(TM) delivery method.

We began as a research and development partnership in 1988; with initial activities focused upon technical investigations, patent development and research pertaining to the viability of transmitting and receiving video and audio programming in faster-than-real-time over a variety of networks.

In 1990, we incorporated, changed our name to Explore Technology, and secured $2.0 million in funding in order to develop prototype hardware and software for demonstrating faster-than-real-time transmission and reception of audio and video programming; we described this type of communication as "burst". We hired an engineering firm in Palo Alto, California to construct a pair of "burst" video/audio transceivers. At the time this work was undertaken, networks capable of providing "burst speeds" at practical prices were not available.

During the second quarter of 1992, we were acquired by Catalina Capital Corporation, a small public company organized as a Delaware corporation on April 27, 1990. As a result of this transaction, our original shareholders received 85% of the outstanding shares of Catalina Capital Corporation, which was renamed Instant Video Technologies, Inc. Our stock trades on the NASDAQ OTC Bulletin Board under the symbol "IVDO".

In the first half of 1995, we began development of a software product that would incorporate our patented intellectual property for faster-than-real-time burst transmissions of multimedia content over computer networks. At that time, we contracted with a consulting firm to develop this software product. A prototype was created to run on a variety of networks. In 1996, we entered into agreements with three customers for use of the software in their products and services. We continued our product development through 1997 by contracting with a third-party consulting firm.

In September 1997, our co-founder, Richard Lang, returned as Chairman, CEO and President. As a result, in the last quarter of 1997 we restructured our management team, obtained funding to continue operations, refocused our product development, and brought technology development in-house.

At the end of the third quarter of 1997, we suspended sales of our prototype software to customers in order to concentrate our efforts on developing a new suite of Burstware(R) software products to position us for future growth. Resources were directed at product development to facilitate our new strategy and resulted in no software license sales in 1998.

In 1998, we focused on developing a commercially marketable suite of software products; raising the capital necessary to meet operating requirements, and building our management team. We released the test version of the Burstware(R) suite of software products on schedule in March 1998 and began testing with selected companies in April 1998. New versions of the test software were released in June and November 1998. Although we released our first commercial product, Burstware(R) Version 1.1, to the public in February 1999, we have not yet made any sales. In 1999, we continued to recruit key sales, marketing and development contributors.

                               INDUSTRY BACKGROUND

In recent years, several related technologies have converged to enable the distribution of video and audio content over electronic communications networks. As network bandwidth, data storage, processing power, and compression technologies have become increasingly available at affordable prices, the demand for high quality video and audio over the Internet and other networks has increased. According to Frost & Sullivan, a leading research firm, the number of households with high-speed access is estimated to be 1.9 million with service revenue of $574 million; by 2002, these numbers are expected to reach 12 million and $3.6 billion, respectively. The result of such developments has been the transition of the Internet from a static, text-oriented network to an interactive environment filled with graphical and audio-visual content.

Distributing audio-visual content over the Internet or within an intranet offers certain advantages and capabilities not generally available through traditional media, including targeted, geographically dispersed and interactive viewership at relatively low cost. Businesses have begun to recognize the cost, inconvenience and inefficiency of business communication tools such as audio and video conferencing over phone lines. As a result, the demand for high-quality, cost effective online communications of audio and video data over computer networks between businesses, between businesses and their customers, and within the workplace among employees is growing rapidly. According to Frost & Sullivan, video server market revenue for 1999 is expected to reach $722.7 million, growing to $2.1 billion by 2002.

In order to capitalize on this explosion in audio-visual content on networks and the large and growing number of Internet-based communication channels in both the business-to-business and consumer markets, a number of companies have developed first generation software solutions intended to deliver such content to the end user. These first generation solutions have commonly been referred to as real-time streaming solutions that allow for the transmission and remote playback of continuous "streams" of media content, including live video and audio broadcasts. These technologies were designed to deliver audio and video content over widely used 28.8 kbps narrow bandwidth modems and, to a limited extent, are capable of utilizing higher speed access provided by digital subscriber lines, cable modems and other broadband emerging technologies.

                               MARKET OPPORTUNITY

Although current streaming technology represents a significant advancement over earlier technologies, it remains unable to provide the client with reliable, uninterrupted, full-motion, studio-quality video, particularly video-on-demand ("VOD"), and CD-quality audio. First generation solutions rely upon a network design in which various client computers are connected to centralized server computers. Typically, one server is intended to service a multitude of clients. During a typical session, a server must deliver data in frequent and regular intervals, or just-in-time, for the length of any real-time play of content. This is a remote play design. For example, a 30-minute video requires that constant communication between servers and clients be maintained for 30 minutes of real-time viewing. Moreover, in all cases involving real-time streaming, as the number of end users expands, the number of server connections must also increase at a ratio of 1 to 1. Real-time streaming through such a network cannot scale efficiently and, given the infrastructure requirements, remains costly.

As real-time streaming expands rapidly online with growing demand for audio-visual content, client-centric delivery becomes increasingly susceptible to congestion and disruption within the established client-server universe. As a result, there typically is interruption or degradation of the client's multimedia experience. Additionally, the number of real-time connections that can be maintained simultaneously by the server is limited by processing power as well as bandwidth availability. This, along with the fact that a server tends to devote disproportionate resources to the client with the most available bandwidth, also reduces the quality as well as the availability of the video and audio content to most users on the network.

--------------------------------------------------------------------------------

                      Real-Time Streaming Delivery Solution


                                [GRAPHIC OMITTED]

                       Network disruptions cause the video
                          to jitter and sometimes stop

--------------------------------------------------------------------------------

As a result of these limitations, and including the fact that most streaming technology involves proprietary encoding schemes and limited platform acceptance, widespread dissemination of high-quality streaming content has yet to occur within either the business-to-business or consumer market. Escalating demand within these markets as well as the need for quality enhancement of content delivery have created a need for a software solution capable of eliminating network disruptions and utilizing client bandwidth efficiently.

                                  OUR SOLUTION

With our patented Burstware(R) technology, we provide a server-based intelligent network management system delivering "Faster-Than-Real-Time"(TM) content across a variety of networks. Our software is designed to work equally well with content created using any data compression/decompression (CODEC) methodology.
The Java-script Burstware(R) solution ensures a consistent, high-quality experience over multiple platforms through optimization of network resources and superior isolation of clients from network disturbances.

--------------------------------------------------------------------------------

                          Burstware(R) Delivery System

                                [GRAPHIC OMITTED]

     Burstware(R) protects the viewing experience from network disruptions, ensuring TV-quality viewing experience

--------------------------------------------------------------------------------

In a Burst-Enabled(TM) network, the server delivers "bursts" of content of various sizes and frequencies, as required, into a client-side buffer at a Faster-Than-Real-Time(TM) rate of consumption. On the client side, the local buffer of stored, or cached, data acts as a reserve providing continuous play in the event that data flow across the network is disrupted. Once the network recovers, the local buffer is rapidly "topped off" at a Faster-Than-Real-Time(TM) rate. Upon delivery completion, the server disengages from the client and is free to address other clients awaiting content delivery, with service prioritized based on the client's buffer level, rate of consumption, available bandwidth and other variables.

---------------------------------------------------------------
               Real-Time Streaming's Use of Bandwidth

                       [GRAPHIC OMITTED]

---------------------------------------------------------------
                    Burstware's Use of Bandwidth

                       [GRAPHIC OMITTED]

  Burstware(R) supports more users with less infrastructure

---------------------------------------------------------------

On a typical network, demand for
media content rises and falls.
Real-time streaming's architecture
must allocate network bandwith
for the peak demand falls.

Bursting averages out peaks and
troughs using an intelligent buffer
management system.

Buffers are replenished in
anticipation of client needs at
rates Faster-Than-Real-Time(TM).
This intelligent network
management reduces demand for
bandwidth at peak times.

With the same amount of
allocated bandwidth, Burstware(R)
supports more users with less
infrastructure.


With a need-based delivery model and the ability to service the same number of clients using fewer network resources, Burstware(R) technology also offers quantifiable savings over a wide variety of end user environments. Simulations have shown that Burstware's(R) intelligent network management system can provide significant improvement in network efficiency, or throughput, when compared to real-time streaming.

During all phases of content delivery, Burstware's(R) network-based architecture allows for continuous monitoring of consumption rates, multiple end user needs, and changes in network conditions. Using connection acceptance criteria, Burstware(R) can determine which network legs or servers are overburdened and then shift the load accordingly. In addition, through synchronizing content delivery across backup servers, the Burstware(R) system creates a reliable failover for uninterrupted service in the event of component or network failure, thereby eliminating the need for the client to request that the server resend the entire file.

Developed with the flexibility of open standards, the Burstware(R) network management elements are focused exclusively on content delivery without regard to proprietary CODEC or rendering technologies, leaving application developers free to use whichever CODEC is required of their application. Burstware(R) architecture currently supports numerous encoding schemes, including MPEG1, MPEG2, AVI and QuickTime, with the ability to adapt quickly to new technologies as they are brought to market. Moreover, the Burstware(R) solution is platform and player neutral. Burstware(R) operates on Microsoft Windows NT, Solaris and Linux platforms as well as a Burst-Enabled Windows Media Player and a Java-based player (JMF).

The intelligent Burstware(R) network resource management features enable multiple end user applications as well. Providing virtually unlimited access to vast libraries of content, Burstware(R) gives content producers, content aggregators and audio-visual application developers the ability to reach new markets. With the capacity to deliver data in a clear, efficient and cost-effective manner, the Burstware(R) solution creates a high-quality audio-visual experience for the consumer and enables powerful business-to-business, business-to-customer and business-to-employee communication, including distance learning and corporate training. The various applications of Burstware's(R) network delivery mechanism make it ideally-suited for multiple industries including news, entertainment, retail and advertising as well as local, state and federal governments and agencies.

Streaming-based portals are turning to third-party network caching companies to solve the problems of poor quality, reliability, and bandwidth costs. Companies such as Inktomi, Sandpiper, and Akamai provide network caching engines that dynamically move content closer to the node requesting the content, placing caching servers at the edge of the Internet. However, the Internet's edge is a moving target; as the edge continues to spread, "chasing the edge" with ever greater numbers of servers is a costly solution that scales poorly.

Burstware(R) does not need to place caching servers at the edge. Burstware's(R) patented Faster-Than-Real-Time(TM) technology demonstrates superiority of delivery from fewer, more centrally located servers. Burstware's(R) inherent insulation to network delays and disruptions creates an opportunity wherein we and our Internet bandwidth partners could offer a quality of service for delivery of media over the Internet superior to that of any technology based upon real-time streaming. This translates directly into cost savings for content providers.

                                  OUR BUSINESS

STRATEGY

We intend to be the leader in providing network software solutions, intellectual property, and services for the delivery of multimedia content over high-speed networks. To achieve these objectives, our strategy includes the following key factors:

o Enhance Technology Platform: We will continue to focus on developing new intellectual property and patents for the delivery of multimedia content over networks. Development has begun on additional Burstware(R) versions to offer new and improved functions and features. We will also focus on maintaining our CODEC, platform and player-neutrality including new, non-PC platforms, additional CODECs, network appliances and set-top boxes. We will continue to commit significant resources to research and development.

o Leverage Existing and Establish New Strategic Relationships: We are working to establish strategic and/or licensing relationships in sales, marketing, promotion, and technology. We currently have discussions or negotiations in process with value-added resellers, systems integrators, original equipment manufacturers, and other technology companies, and have entered into reseller agreements with RMSI, iStream T.V. Datanext, and Clover Corporation (a subsidiary of Ameritech/SBC).

o Build Brand Aggressively: We intend to establish our Burstware(R) suite of products as the leading enabler of reliable, high-quality audio-visual content delivery. We will endeavor to increase our brand recognition through a variety of marketing and promotional techniques, including advertising, tradeshows, direct mail, and coverage by journalists. Our branding campaign will target the following market segments: retail, education, general corporate, broadcasting and business-to-consumer.

o We intend to Burst-Enable(TM)all industry-standard desktop players. We released the Burstware(R)Bridge to the JMF (Java Media Framework) player in February 1999, to the Microsoft Windows Media Player in November 1999, and expect to release Burstware(R)Bridges to the Apple Quicktime Player, Real Player, and MPEGTV's Player within the next two calendar quarters. This could mean that a single Burstware(R)server will be capable of addressing a wide variety of desktops, players and most set top boxes, with the additional Burstware(R)quality. Up to now, an internet service provider had to choose the streaming media solution it would run on each server, since the different technologies (Real, Windows Media Technologies, etc.) are incompatible when run from the same server. Once the "Burstware(R)Bridgework" is completed, we believe it will be easier to reach any of the players from a single Burstware(R)server.

o Create Hosting Service: We plan to create a hosting service, which will enable our customers to store their audio-video content on our Burstware servers for delivery to their employees, customers or other end-users over broadband networks supplied by our partners. Because Burstware(R) has been demonstrated to do a superior job of delivering data across the Internet, our strategy will be to host content for broadband distribution to homes with high-speed, broadband access. According to Paul Kagan Associates, there are currently, 1.9 million homes with high-speed access; in 2000 that number is expected to rise to 4.3 million homes and increase to over 30 million in the next 8 years.

o Applications Development: We anticipate that many of our customers will want us to develop for them an application which combines Burstware(R) with other tools such as editing and search programs in order to meet specific customer or industry requirements. We have developed one such application for the broadcast industry and are working on others. We will be increasing our applications development staff to accommodate demand for other applications as it surfaces.

TECHNOLOGY

Burstware(R) is client-server software designed for small and large enterprises that manages and optimizes the delivery of high quality video and audio across Internet Protocol (IP) networks. Burstware(R) takes up where streaming leaves off, providing a video delivery solution that is changing the way the industry thinks about networked video applications.

At the heart of the Burstware(R) solution is Burstware's(R) patented Faster-Than-Real-Time(TM) data delivery, which "bursts" data into client-side player buffers at rates faster than the rate of play. End users play video out of the local buffers, which insulates their viewing experience from network disruptions.

The Burstware(R)  architecture  manages the network system as a whole,  tracking bandwidth usage across all of its servers and distributing client requests accordingly. Because Burstware(R) monitors bandwidth availability across the whole network, it can optimize allocation of network resources, resulting in greatly increased network efficiencies. In-house simulations demonstrate increased efficiencies of as much as 60% over real-time streaming. These efficiencies allow Burstware(R) to service more users for the same cost.

Burstware Servers employ a need-based model, tracking the buffer levels of each client they service and allocating bandwidth based on need. Clients whose buffers are running low are serviced before clients whose buffer levels are higher. Moreover, Burstware(R) applies optimized connection acceptance criteria to guarantee the highest quality viewing experience for all clients.

Offering the reliable failover that time-based data demands, Burstware(R) is designed for uninterrupted service should a Burstware(R) component or network element fail. Using backup components, and synchronizing all delivery components, Burstware(R) assures that a video or audio file will continue playing uninterrupted should any single component fail.

Existing streaming applications are forced to build in functionality for multiple types of servers because they cannot predict which type of player end users may have, passing on increased product complexity and higher costs to customers. In contrast to competitors, we have a delivery platform that can burst video and audio to existing industry standard players of content delivered over the Internet. We have already developed Burstware(R) so that it "Burst-Enables(TM)" the Windows Media Player (WMP) and a Java Media Framework
(JMF)  Player,  enabling  them to  play  high  quality  content  delivered  from
Burstware(R) Servers. Future releases will extend our ability to Burst-Enable(TM) industry standard players, with additional offerings.

Historically, Asynchronous Transmission Mode (ATM) networks have been the only solution for video-on-demand or delayed multicast applications requiring the highest quality of service and reliability available. ATM is a method of data transmission that allows characters to be sent at irregular (or asynchronous) intervals by preceding each character with a start bit, and following it with a stop bit. This methodology helps to insure quality of service (QOS), a measure of the data transmission service quality provided to a subscriber. But, because it adds twenty percent more bits - one before and one after each eight bit word, ATM networks are a costly and complex infrastructure.

With QOS built into the Burstware(R) architecture by isolating the viewer from network disruptions, Burstware(R) offers potential customers very high reliability and quality of transmission over any network that supports the internet protocol. We will continue to market ourselves as a viable, less expensive solution for video-on-demand and delayed multicast applications that desire a high quality of service.

Engineering and Product Development

We believe that our future success will depend in large part on our ability to enhance Burstware(R), develop new products, maintain technological leadership and satisfy an evolving range of customer requirements for the delivery of audio and video. Our product development organization is responsible for product architecture, core technology and functionality, product testing, user interface development and expanding Burstware(R) to operate with leading hardware platforms, operating systems, and network and communication protocols. This organization is also responsible for new product development.

During the past two years, we have made substantial investments in product development and related activities. The current version of Burstware(R) has been developed primarily by our internal development staff and, in some instances, with the assistance of external consultants.

In March 1998, we released a test version of Burstware(R), followed by subsequent modifications during the year. We released our first commercial Burstware(R) product suite in February 1999. This release is a client-server software product that manages and optimizes the delivery of high quality video and audio across broadband networks. The servers become intelligent network managers, efficiently allocating bandwidth and scheduling burst delivery of multimedia content among multiple users. Microsoft Corporation's Windows NT/95/98 operating systems are supported on client machines, with Windows NT and Sun Microsystems' Solaris operating systems supported on servers in client-server networks.

In August 1999, we added support for the Linux operating system on servers with our Version 1.1.3. In September 1999 we shipped the early beta test version for Release 1.2. On November 3, 1999 our Burstware(R) Release 1.2 was made commercially available.

Upcoming features include multicasting, server-to-server content management, and more Burst-Enabled(TM) industry-standard players.

Product Offerings

Our suite of Burstware(R) software consists of:

Burstware Server(TM) 1.2

Burstware(R) Server provides all of the necessary functions and features required to deliver full-motion video and CD-quality audio over IP networks, including the Internet. Version 1.2 server features include:

o         Patented buffer management system

          Provides   significant   network   efficiencies  and  enhanced  viewer
          experience

o         Faster-Than-Real-Time(TM) delivery

          Provides isolation from network problems

o         Traffic shaping

          Limits bandwidth usage to the allocated  bandwidth

o         Controls impact of video and audio on the network

o Utilizes optimized connection acceptance criteria for guaranteed quality of service

o         CODEC-neutral

o         Replicated servers for load balancing and reliable failover

o         Extensive logging of client session statistics

Burstware Conductor(TM) 1.2

Burstware(R) Conductor is the manager of the Burstware(R) media delivery system. Features include:

o         Central Management Service

          Monitor all servers

          Centralized point of control of video and audio on network

o         Scalable Deployment of Servers

          Add and remove servers per application need

          Asynchronous

          No performance bottlenecks

o         Reliable Failover Mechanism

o         Load Balancing

o         Replicated Conductors

o         Audit Trail Logging

Burstware JMF Player(TM)

o         Player scripting

o         Works in a browser or in a standalone application

o         VCR-like functionality and controls

o         Supports many industry standard CODECs

The current release of Burstware(R) includes technology that Burst-Enables(TM) both Microsoft's Windows Media Player (WMP) and a JMF Player. The Burst Enabled(TM) Windows Media Player and the Burstware JMF Player(TM) have been designed to play content from Burstware(R) Servers. Both players work in a web browser or as a standalone application, providing functionality and controls comparable with a VCR, while supporting many industry CODECs.

Burst-Enabled(TM) Windows Media Player

o         Burstware(R) Server delivers content to Windows Media Player

o         Provides both disk-based and RAM-based caching

o         Supports player scripting and high interactivity

o         Existing Windows Media Player applications can be easily burst-enabled

o         Works in a browser or in a standalone application

o         VCR-like functionality and controls

o         CODECs supported include: MPEG1, ASF, MP3, and Quicktime

As of October 31, 1999, our product development organization consisted of 30 individuals. We expect to devote substantial resources to our product development activities, including the continued support of existing and emerging hardware platforms, operating systems, and networking and communication protocols.

Sales and Methods of Distribution

Potential customers for our products include any business or other end-user that desires to send, receive or effectively manage high-quality video and audio content over networks. We are focusing our sales efforts in three areas: Direct sales, value-added resellers ("VARs") and other distributors, and strategic partnerships.

Our direct sales force is organized into two regions, East and West, including six sales offices. We currently have an eastern regional general manager, five account executives and five sales engineers in the field and will be continuing to expand the sales force and add additional offices. The primary goals of direct sales are to establish significant reference accounts in each key application and vertical market segment, focusing on enterprise-wide applications; to support existing VARs in their sales efforts and to recruit new VARs.

International sales will focus on Europe, the Pacific Rim, and Canada/Latin America. We have retained the services of The EMS Group, Limited, a major sales organization located in the United Kingdom, to act as an agent for European sales.

Burstware(R) products will be marketed to businesses and end-users through agreements with major resellers, integrators and service providers, either directly or by incorporating into or bundling with third-party products or services.

Marketing and Promotion

The market segmentation for Burstware(R) focuses on four main applications: retail, education, business applications, and broadcasting/entertainment.

Retail

The increasing availability of broadband networks and their expanding use to access the Internet, are creating new video and audio applications to support and increase electronic commerce. In addition, kiosks for both financial institutions and retail are also increasing demand for networked video and audio. Since the Burstware(R) media delivery software solution is designed to take advantage of broadband networks, as bandwidth becomes available, Burstware(R) is poised to become the replacement technology for real-time streaming.

Education

According to a recent report published by International Data Corporation, the distance learning market (remote locations) is anticipated to expand rapidly to approximately $2 billion in revenues worldwide by the year 2001. Revenues from distance learning over the Internet amounted to approximately $48 million in 1997, and are expected to increase to approximately $3.8 billion by 2002. For both training and distance learning, we expect to take advantage of the migration from compact disks and videotape to high quality MPEG digital files.

Business Applications: Training/Customer Care/Business News and Communication

Powered by trends including consolidation, global expansion, strategic alliances and multiple delivery offerings, the entire training market and technology based training (via CD-ROMs, satellite broadcasts, etc.) in particular is growing at a rapid pace. The perpetual need for training within America's workforce in information technology and software skills is expected to drive corporate training sales up at a annual rate of 8.6% from 1998 to 2001, reaching more than $10 billion in 2001, according to Information Inc.

Inbound customer care is changing rapidly. The last 18 months have seen a major rise in the use of network-based audio combined with browser-based support.

In all our vertical  markets there are various  internal  applications,  such as
video  news  programs,  video  magazines,  management  communication,   internal
training, and sales and marketing videos.

Entertainment / Broadcasting

Broadcasting and entertainment is composed of several segments, including, among others, advertising, post-production, video-on-demand, and media distribution. Paul Kagan Associates has predicted that video-on-demand will generate $4.8 billion in movie revenues by 2008.

Burstware(R) is capable of providing video-on-demand with effective network resource management and high quality video and audio.

Consumer Markets

It is part of our plan to expand Burstware(R) into the consumer market once broadband is widely available to the consumer.

Additionally, we intend to develop strategic business relationships with application providers, hardware and software manufacturers. Our business development team is generating business opportunities by providing end-to-end solutions for systems integrators and network service providers.

We have begun implementation of a marketing plan to increase both our company's and our products' visibility. We intend to use targeted marketing, trade shows, public relations, advertising, and direct promotion. We also plan to collect market research with the objective of allowing us to clearly understand our target markets' purchasing criteria and understand our competitors' positioning will permit us to select the appropriate marketing tools to achieve our goals.

Our marketing communication strategy is intended to increase brand awareness and market exposure by:

    o    A regularly updated web site

    o    Effective advertising

    o    Direct mailings (email and mail)

    o    A comprehensive set of collateral materials

    o    Media tours

    o    Ongoing press releases

    o    Industry interviews

    o    Trade Shows

We have begun implementation of a public relations plan involving regular press releases, executive interviews, and analyst reports. Public relations is handled both internally and through an external agency. Our strategy also includes collaborative marketing efforts with our strategic partners.

We will continue to participate in key industry trade shows, showcases, and conferences. These events have commenced since the initial launch of Burstware(R) in early February, 1999. Since April, 1999 we have demonstrated Burstware(R) at the National Association of Broadcasters' NAB'99 show, a partner showcase in Michigan for Clover Technology, cosponsored Streaming Media East '99 in New York, participated in the Linux pavilion at Interop in Atlanta, and in the streaming pavilion at Telecon in Los Angeles. Our strategy involves independent participation as well as collaborative efforts with our strategic partners.

We have developed a plan to build brand awareness coinciding with the February 1999 and November 1999 Burstware(R) product releases. The advertising campaign began in February with radio sponsorship. The Burstware(R) slogan: "Why Stream When You Can Burst?"(TM) was introduced into print advertising in March. We will continue to advertise in more technical magazines, billboards in technology areas and expand into high tech consumer publications and Internet sites.

Burstware(R) Partners Program: Building A Solutions-Oriented Platform

Our Burstware(R) Partners Program is designed to create a total systems solution with Burstware(R). The objective of the Program is to form a network of partners to provide solutions which combine Burstware(R) with their hardware and software products and services to meet the requirements of various vertical application categories. It is our intent that these partners will offer Burstware(R)-compatible solutions in conjunction with their products, such as: encoding, asset management, cataloguing, front-end development, routing/switching, storage solutions, systems integration, set-top implementation, and other specialty applications.

Following are some of the partners with whom we are currently working.

Minerva Systems, Inc. is the leading provider of carrier quality video networking platforms and services that enable the delivery of rich-media content over the broadband Internet and intranets. The company combines its unique expertise in video processing and media authoring to scale IP networks into robust rich-media delivery systems. Minerva delivers end-to-end solutions for a wide range of applications, such as distance learning, corporate training, business-to-business e-commerce, telemedicine, video conferencing and digital television.

Virage is the pioneer and recognized market leader in video and image search products. The Virage VideoLogger software sets the standard for real-time indexing and distribution of video across the Internet or corporate intranets and has been named the market winner by industry analyst group Frost & Sullivan. Virage customers include ABC News, AltaVista, BBC, CBS News, CNN, CNN Interactive, Compaq, Federal Bureau of Investigation, General Motors, Harvard Business School, Lockheed Martin, Lucent Technologies, NASA, NBC News, Reuters and several classified U.S. government agencies. These companies rely on the Virage VideoLogger as the critical foundation technology for more effectively deploying video within their operations.

InnovaCom, Inc. is a Silicon Valley manufacturer of video compression based transmission and DVD PreMastering Systems. The company's MPEG-2 based product line targets the digital television, communications and DVD production marketplaces.

Digital OutPost, based in Carlsbad California, is an industry leader in digital video compression and production services. Digital OutPost's services include complete multimedia design and production for DVD Video, DVD-ROM, CD-ROM, Internet and Broadband channels. The Digital OutPost team is a pioneer in the MPEG video compression field. Digital OutPost's principals were integral in developing new interactive media technologies from interactive television to CD-ROM video games. Digital OutPost currently serves clientele in the following markets: digital video compression technologies, video on demand, DVD, CD-ROM, broadband and Internet video delivery and digital video production.

Los Angeles based Interactive Video Technologies is a leading provider of video application outsourcing for major corporations and specializes in developing and managing interactive video content to support corporate strategic objectives. The company serves clients in major vertical markets including finance, technology, healthcare, manufacturing, entertainment, and education.

Competition

We compete in markets that are rapidly evolving and intensely competitive. We have experienced and expect to continue to experience increasing competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.

In addition to us, there are four significant media delivery companies that compete in similar market segments. The Burstware(R) product is priced similarly to products offered by our major competitors, but competition is based primarily on features and functionality. All competitors use real-time streaming technology as opposed to our Faster-Than-Real-Time(TM) solution. RealNetworks and Microsoft have concentrated on the consumer markets, while Tektronix and Cisco are primarily focusing on the business-to-business markets. RealNetworks and Microsoft are moving into the business-to-business markets with large clients such as 3Com and Northrup Grumman. Tektronix and Cisco address the problem of network management, although in a limited fashion. Currently, there is limited competition in the broadband arena. Because of our patent portfolio, we are able to offer unique network efficiency management, scalability and reliability features and functionality, which combine to provide a competitive advantage.

While we can deliver multimedia content in a real-time mode, our architecture is ideally suited to capitalize on the growth in broadband networks and inexpensive storage.

RealNetworks

RealSystem G2 is a fully integrated encoder, server, splitter/cache and player system. RealNetworks is dominant in the Internet market and the low bandwidth applications, which have primarily centered around news and entertainment markets. With their dominance in the consumer market and brand awareness, they are gaining ground in the business sector with clients like 3Com, Boeing and General Electric. We believe that RealNetworks' use of real-time streaming technology, its lack of network management and its CODEC-dependence will give us a competitive advantage in the business-to-business market. To effectively deploy RealNetworks for a broadband application, the software must be bundled with Digital BitCasting, and Inktomi (or similar caching product.).

Windows Media

Windows Media Technologies 4.0 provides an end-to-end solution for streaming multimedia, from content authoring to delivery to playback. Microsoft is building brand strength by bundling Windows Media with other Microsoft Products. Windows Media's presence in the business-to-business market is currently not significant. Windows Media Technologies is targeting the streaming audio segment by being the only streaming media platform to feature FM-stereo quality over a modem and improved piracy protection. Like RealNetworks, Microsoft is focusing on the consumer market by attracting content providers rather than developing their media delivery system. Windows Media is relying on streaming technology to deliver video and audio and offers no network management solution.

Consumers   with  the  Windows  Media  Player  (a  component  of  Windows  Media
Technologies) can use the Burst-Enabled(TM) Windows Media Player to increase the content quality, reliability, and the efficiency of their network.

Tektronix

Tektronix has two product lines, Profile video servers and Grass Valley products that provide communication solutions that are used to distribute and store broadcast and post-production information. Tektronix is focusing primarily on Video-Centric LAN/WAN Networking and Broadcast Production Networking. Tektronix is concentrating on the business-to-business markets primarily through value added resellers, direct sales, service providers and Original Equipment Manufacturers. Tektronix does perform minimal network management, but uses streaming technology.

IP/TV

Cisco Systems, Inc.'s IP/TV claims its software offers high-quality video broadcasting and video on demand services, industry-leading management capabilities, built-in scalability, network-friendly technologies such as IP Multicast, and an easy-to-use viewer interface. Cisco's IP/TV servers attempt to provide scalable, turnkey bandwidth-efficient solutions. Their hardware platforms are pre-configured with the IP/TV software, creating a complete network video solution. Cisco's IP/TV is targeting the business-to-business markets. IP/TV is combining streaming technology with its Content Manager to balance loads and to track specific viewing and management functions.

Others

There are other companies who offer streaming media solutions for the Internet and corporate intranets. Many claim to have streaming media solutions for corporate training, distance education, health care, and entertainment. Some companies offer media servers with the ability to stream content to up to 500 desktops at one time. Others offer content management and media players. Burstware(R)'s potential competitors offer no or limited network management.

This is a rapidly evolving market with no barriers to new entrants. Many competitors, current and potential, may have access to more resources than are available to us.

Patents and Trademarks

Our business is highly dependent on our patent portfolio. We have eight U.S. patents granted. The early patents describe a broad class of systems that allow a user to view, edit, store video information, and send and receive the data associated with that video information over networks in less time than is normally required to view or listen to the content. The later patents describe particular distribution methods designed to deliver video information to remote systems.

Our core patents describe systems that are able to receive a high quality video signal, store received information locally, manipulate that information with editing, processing, compression and decompression tools, display the signal for viewing, and re-send the manipulated information on to other such machine systems in faster-than-real-time. Our current patents will expire on various dates in 2007 through 2016.

We have been granted two Australian patents, which incorporate the subject matter of the U.S. patents, one South Korean patent, and one Indian patent. We have filed for a number of additional domestic and international patents.

In addition to protecting the Burstware(R) product offerings, our patents have broader application as various market applications appear, and our potential to license our intellectual property expands into additional vertical market segments.

We view our portfolio as a critical component in gaining relationships with strategic partners, strongly positioning our products' competitive advantage. Potential licensees include companies such as server and client manufacturers, bandwidth providers, content aggregators, copyright owners, and other hardware manufacturers.

We have registered the trademarks "INSTANT VIDEO(R)", "BURSTWARE(R)" and "BURSTAID(R)" in the United States, as well as in certain countries in Europe and Asia.

Employees

As of October 31, 1999, we have 59 full-time employees, of which 20 work in product development, 25 are in sales, marketing and business development and 14 work in administration, finance and operations. We have never experienced a work stoppage and no personnel are represented under collective bargaining agreements.

ITEM 2. FINANCIAL INFORMATION

                             SELECTED FINANCIAL DATA

The following  selected  financial data should be read in  conjunction  with our financial statements and related notes and "Management's Discussion and Analysis of Financial  Condition and Results of  Operations"  included  elsewhere in this document. The statement of operations data for each of the years in the two year period ended December 31, 1995 are derived from financial  statements that Evers
& Company, Ltd, independent accountants,  have audited and for each of the three years in the  three-year  period ended  December 31, 1998, and the balance sheet data at December 31, 1997 and 1998, are derived from financial  statements  that
KPMG LLP,  independent  accountants,  have audited and are included elsewhere in this  registration  statement.  The statement of operations data for each of the six-month  periods  ended June 30, 1998 and 1999,  and the balance sheet data at
June 30, 1999, are derived from unaudited interim financial  statements included elsewhere in this registration  statement.  The unaudited  financial  statements have been  prepared on  substantially  the same basis as the  audited  financial
statements  and,  in  the  opinion  of  management,   include  all  adjustments,
consisting  only  of  normal  recurring   adjustments,   necessary  for  a  fair
presentation of the results of operations for such periods.  Historical  results are not necessarily  indicative of the results to be expected in the future, and results of interim  periods are not  necessarily  indicative  of results for the entire year.

                                                                                                              Six Months Ended
                                                          Year Ended December 31,                                 June 30,
                              -----------------------------------------------------------------------     --------------------------
                                 1994             1995           1996          1997          1998            1998           1999
                              -----------       --------       --------     ----------    -----------     ----------     ----------
                                                                                                          (unaudited)    (unaudited)
Statement of Operations
Data:

Revenue                       $    55,792        665,781      1,457,597        247,879         15,000         15,000           --

     Loss from operations      (1,084,917)      (372,254)      (347,551)    (1,928,637)    (4,663,867)    (1,294,976)    (4,200,377)

     Net loss                  (1,159,636)      (456,633)      (404,367)    (2,062,373)    (6,916,420)    (1,866,023)    (4,169,402)

Beneficial conversion
feature of Series B                  --             --             --             --       (8,762,425)          --             --
Preferred Stock
                              -----------       --------       --------     ----------    -----------     ----------     ----------

Net loss applicable to
Common Stockholders           $(1,159,636)      (456,633)      (404,367)    (2,062,373)   (15,678,845)    (1,866,023)    (4,169,402)
                              ===========       ========       ========     ==========    ===========     ==========     ==========

Basic and  diluted net loss
per common share:             $     (0.30)         (0.11)         (0.09)         (0.39)         (2.35)         (0.32)         (0.47)
                              ===========       ========       ========     ==========    ===========     ==========     ==========

------------------------------------------------------------------------------------------------------------------------------------

                                                               December 31,
                                 --------------------------------------------------------------------------      June 30,
                                    1994           1995            1996            1997           1998             1999
                                 ------------   ------------    ------------   -------------   ------------    ------------
                                                                                                               (unaudited)
Balance Sheet Data:

Cash and cash equivalents   $       47,160          4,346         208,613         20,551        2,212,141         484,483
Total assets                $      237,862        238,855         601,182        155,191        3,249,622       1,139,420
Long-term obligations       $      523,500        141,000           --            16,833           --              --
------------------------------------------------------------------------------------------------------------------------------------

We have not declared nor paid any cash dividends on our Common Stock.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations, including, without limitation, statements containing the words "believe," "anticipate," "estimate," "expect," and words of similar meaning, constitute forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors set forth in other parts of this document.

General

We remain optimistic about our future, but our prospects must be considered and evaluated in light of the risks, operating and capital expenditures required, and uncertainty of economic conditions that may impact our customers. Emerging companies are characterized by a high degree of market and financial risk that should be considered in evaluating our financial results and future prospects. To achieve and sustain profitability, we must successfully launch, market, and establish our software products, successfully develop new products and services, meet the demands of our customers, respond quickly to changes in our markets, attract and retain qualified employees, and control expenses and cash usage, as well as continue to attract significant capital investments.

We believe that period-to-period comparisons of our operating results, including our revenues, cost of sales, gross margins, expenses, and capital expenditures may not necessarily provide meaningful results and should not be relied upon as indications of future performance. We do not believe that our historical results are indicative of future growth or trends.

We have incurred significant losses since inception, and as of June 30, 1999, had an accumulated deficit of $28,627,567. There can be no assurance that we will achieve or sustain profitability and we believe that we will incur a net loss in 1999.

Results of Operations

Six Months ended June 30, 1999 compared to 1998

We had no revenue or cost of revenue for the six months ended June 30, 1999 compared with $15,000 revenue for the same period in 1998. These minimal revenues were the result of our redirecting our product and market activity to the Burstware(R) family of products. We released the commercial version of our Burstware(R) suite of products in 1999, and have shipped evaluation copies to potential customers.

During the six months ended June 30, 1999 expenses increased to $4,200,377 as compared to $1,309,976 during the six months ended June 30, 1998. This $2,890,401 increase was a result of an overall expansion in the number of employees, additional facilities and equipment, and increased marketing activity as further discussed below in the sections describing growth in the research and development, sales and marketing departments.

The $678,600, or 271% increase in Research & Development expenditures, resulted from the ramp-up in preparation for the commercial release of our product. The Quality Assurance and Release Management Department was established to support subsequent releases. Personnel were added to complete documentation of the product releases. Major development activities began in the areas of player scripting, incorporation of a database for replication, and various other features to be included in subsequent releases.

The $1,394,587 or 805% increase in Sales & Marketing was primarily a result of increased expenditures relating to the commercial release of our Burstware(R) product suite. This increase was comprised of additional costs related to new sales and marketing employees, and to a targeted marketing campaign we have initiated, which includes print, radio and billboard advertising, public relations, collateral development, as well as a presence at major trade shows. We believe that these media will allow us to reach specific vertical markets cost-effectively, to support the efforts of the direct sales force, and to generate publicity for us as a whole.

The marketing campaign's objectives are to build brand awareness, facilitate name recognition, educate the market, generate sales leads and develop relationships with technology partners, systems integrators and resellers. These expenditures will continue as part of an overall plan to build upon and expand brand awareness.

Sales expenditures have increased as a result of the expansion of our sales force in conjunction with the launch of the Burstware(R) suite of products. We currently have a business development office in Southern California, and sales offices in Virginia, Colorado,

Michigan, Metropolitan New York and Florida. We have also partnered with The EMS Group, Limited, to develop sales and marketing channels in Europe.

We incurred a $817,214, or 92% increase in General and Administrative Expense which resulted from additional personnel and space to support the increased research, development, sales and marketing activities.

We had a net loss from operations of $4,200,377 during the six months ended June 30, 1999, as compared to $1,294,976, a 224% increase over the same six months in 1998. The increased loss resulted from the increased expenditures discussed above. Other income (expenses), net was $30,975, as compared to $571,047 net expense for the six months ended June 30, 1999 and 1998, respectively. This $602,022 decrease in interest expense was principally due to the decrease in interest expense associated with debt converted to equity or that was retired during 1998.

Year ended December 31, 1998 compared to 1997

Revenue

During the year ended December 31, 1998, we earned revenue in the amount of $15,000 compared to $247,879 for 1997. The 1998 revenue was from a single domestic transaction relating to a field trial. 1997 revenue was from consulting services for a different domestic customer.

Cost of Revenue

We had no cost of revenue for the year ended December 31, 1998, since the above-mentioned field trial had no costs associated with it. 1997 cost of revenue consisted of costs of services related to customization of software for the domestic customer referred to above.

Operating Expenses

Costs and expenses during the year ended December 31, 1998, totaled $4,678,867 as compared to $1,946,306 during 1997. The increase was primarily due to increased software development expense, increased labor expense, increased sales and marketing expenses, and non-cash compensation expense relating to stock options.

Software research and development ("R&D") expenses for 1998 increased 322% from $189,719 in 1997 to $800,567 in 1998. R&D expenditures accounted for 17% of total operating expenses in 1998. All R&D costs are expensed as they are incurred. The majority of R&D expenses were labor-related for employee salaries and benefits and expenses for consultants as the result of our decision to expand our internal product development team. We will continue to incur increasing research and development costs as we continue to develop our Burstware(R) product line and follow-on products.

Sales and marketing expenses increased 103% from $408,369 in 1997 to $830,998 in 1998 and accounted for 18% of total operating expenses in 1998. The increase in 1998 was due to expenditures for developing and producing marketing collateral materials, developing a public relations and promotion campaign strategy, travel expenses, and labor expenses due to increased headcount in 1998.

General and administrative expenses increased from $1,348,218 in 1997 to $3,047,302 in 1998 and accounted for 65% of total operating expenses in 1998. The 126% increase from 1997 to 1998 was due to $1,865,225 non-cash, stock option compensation in addition to increased labor and consultant expenses and increased legal expenses for our patent filings. We expect that general and administrative expenses should decrease as a percentage of total operating expenses in 1999 as a result of increased spending in sales and marketing.

Inflation had no material effect on revenue or on operating income.

Other Expenses

Total other expense for 1998 was $2,252,553 versus $133,736 in 1997. This increase was primarily due to an increase in interest expense. Interest expense for 1998 increased 1,520% from $139,013 in 1997 to $2,252,553 in 1998. This increase was due to interest expense recognized for beneficial conversion features on notes issued during 1998, discount amortized and interest accrued on these notes during 1998, and interest expense recognized for the fair value of warrants issued upon conversion of these notes and related accrued interest to common and Series B Preferred Stock during 1998. Actual cash expenditures for interest in 1998 totaled $65,935.

Net Loss and Net Loss Applicable to Common Shareholders

We incurred a net loss of $6,916,420 and a net loss to common shareholders of $15,678,845, ($2.35 per common share) for the year ended December 31, 1998, as compared to a net loss and net loss to common shareholders of $2,062,373 ($.39 per share) for 1997. The 1998 loss is primarily caused by minimal revenue, increased operating expenses, non-cash interest expense relating to now retired debt, and compensation expense relating to stock options granted to employees and consultants.

The additional loss of $8,762,425 to common shareholders in 1998 resulted from beneficial conversion terms for our Series B preferred stock. The beneficial conversion feature resulted from price differences between the $2.00 conversion price for the Series B offering and the closing price for our common stock on the dates the Series B preferred stock was purchased. Our Series B preferred stock offering was sold over a period of time, and had a fixed $2.00 per share conversion price, while our common stock price fluctuated widely during that period. Any excess of the closing price of our common stock over the fixed conversion price of our Series B preferred stock on the date of purchase represented a benefit to the purchaser of the Series B preferred stock, and consequently was recognized as a loss due to beneficial conversion feature of Series B convertible Preferred Stock.

Management expects to continue to incur losses for 1999 as we establish our brand, commence sales and establish market share.

Year ended December 31, 1997 compared to 1996

During the year ended December 31, 1997, we earned revenue in the amount of $247,879 versus $1,457,597 for the same period in 1996. The 1997 results were considerably less than 1996 due to lower sales resulting from our decision to concentrate on our Burstware(R) product development and de-emphasize prior products and services.

Costs and expenses during the year ended December 31, 1997, totaled $1,946,306 as compared to $1,726,953 during the year ended December 31, 1996. The increase was primarily due to Burstware(R) project costs, the hiring of additional employees, the increase in travel related expenses, and the write-off of accounts receivable in the third quarter of 1997 and sales in the first quarter of 1997.

Research and development expenses for 1997 totaled $189,719 versus $48,588 for 1996. Research and development costs are directly expensed as incurred. These costs increased in 1997 because our decision to redesign our Burstware(R) Suite of products in the second half of 1997. We will continue to incur increasing research and development costs as we continue to develop our Burstware(R) product line and follow-on products.

Inflation had no material effect on revenue or on operating income.

We incurred a net loss per common share of $.39 per share during the fiscal year ended December 31, 1997, as compared to a net loss of $.09 per share during the fiscal year ended December 31, 1996.

Year 2000 Issues

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the application year. Programs or products that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. In addition, the year 2000 is a leap year, which may also lead to incorrect calculations, functions or systems failure. As a result, this year, computer systems and software used by many companies may need to be upgraded to comply with such Year 2000 requirements. In 1998, we began a project to determine if any actions were required regarding date-related effects to: (i) our software products; (ii) our internal operating and desktop computer systems and non-information technology systems; and (iii) the readiness of our third-party vendors and business partners.

We have formed a team consisting of operations, development, marketing, and finance members to determine the impact of Year 2000 and to take corrective action. We completed testing of our suite of Burstware(R) software products and found no known Year 2000 issues. We have also tested our internal operating and desktop hardware and software and have found that all our software is Year 2000 compliant and appears to have no known Year 2000 issues. We have also confirmed with our third-party vendors and business partners to ensure that their software and hardware will not impact our operations. At this time, we know of no known Year 2000 issues or problems with our vendors, or business partners.

None of the costs associated with this project are anticipated to be incremental to us, but would represent a reallocation of existing resources. We believe that any modifications deemed necessary would be made on a timely basis and do not believe that the cost of such modifications would have a material effect on our operating results. To date, our costs related to the year 2000 issues have not been material, and we do not expect the aggregate amount spent on the year 2000 issue to be material. In addition, we are in the process of evaluating the need for contingency plans with respect to year 2000 requirements. The necessity of any contingency plan must be evaluated on a case-by-case basis and may vary considerably in nature depending on the year 2000 issue it may address.

Our expectations as to the extent and timeliness of modifications required in order to achieve year 2000 compliance is a forward-looking statement subject to risks and uncertainties. Actual results may vary materially as a result of a number of factors. There can be no assurance that unexpected delays or problems, including the failure to ensure year 2000 compliance by systems or products supplied to us by third parties, will not have an adverse effect on us, our financial performance and results of operations. In addition, we cannot predict the effect of the year 2000 issues on our customers or other third party business partners or the resulting effect on us. As a result, if such third parties do not take preventative and/or corrective actions in a timely manner, the year 2000 issue could have an adverse effect on their operations and accordingly have a material adverse effect on our business, financial condition and results of operations. Furthermore, our current understanding of expected costs is subject to change as the project progresses and does not include the cost of internal software and hardware replaced in the normal course of business whose installation otherwise may be accelerated to provide solutions to year 2000 compliance issues.

LIQUIDITY AND CAPITAL RESOURCES

June 30, 1999 vs. December 31, 1998

Liquidity

Although we have been successful in our fundraising efforts to meet previous operating requirements, there can be no guarantee that we will be successful in future fundraising efforts. At the time of this registration statement we had insufficient cash reserves and receivables necessary to meet current operating requirements. We are currently in negotiation to obtain outside funding. In the event we were to be unsuccessful in our fundraising we would be required to significantly reduce cash outflows through the reduction or elimination of marketing and sales, development, capital, and administrative expenditures resulting in decreased potential revenue and potential profitability, or cease operations. As a result, we received a going concern opinion from our independent auditors in 1998. Any new funding raised may have a dilutive effect on our existing shareholders.

We expect to have material capital expenditures for computer and network equipment of approximately $1,000,000 in 1999 as we add employees and expand our software, test, lab and training capabilities.

Changes in Financial Condition

As of June 30, 1999, the Company had a working capital deficiency of $189,765 as compared to working capital of $2,591,930 at December 31, 1998. This $2,781,695 decrease was due to a $2,457,384 reduction in current assets, and an increase in current liabilities of $324,311. These uses of current assets were partially offset by the $1,537,500 proceeds from the exercise of warrants to purchase our common stock and the $810,000 collection of a receivable related to the issuance of Series B preferred stock.

Net cash used in operating activities totaled $3,637,536 during the six months ended June 30, 1999, as compared to net cash used in operating activities of $795,603 during the six months ended June 30, 1998.

Net cash used in investing activities during the six month period ended June 30, 1999 totaled $421,186 as compared to $40,938 during the six month period ended June 30, 1998.

Cash flow provided by financing activities during the six month period ended June 30, 1999 totaled $2,331,064 as compared to $923,927 during the same period in 1998. This increase was primarily as a result of $1,537,500 proceeds from the exercise of warrants to purchase common stock associated with our Series A preferred stock and collection of the $810,000 receivable related to the issuance of Series B preferred stock.

We retired a $22,736 note during the six months ended June 30, 1999, while retiring $561,073 in debt during the six months ended June 30, 1998.

In July, September and October 1999, we received $2,520,000, $450,000 and $500,000, respectively, in exchange for notes payable convertible into common stock, due one year from date of issuance. These notes are expected to be converted to common stock prior to their maturity dates, and contain beneficial conversion features, of which $797,330 and 121,891 will be recognized as beneficial conversion features and increasing the loss in the three month periods ended September 30, and December 31, 1999, respectively. (See "Item 10. Recent Sales of Unregistered Securities".)

December 31, 1998 vs. December 31, 1997

As of December 31, 1998, we had a working capital surplus of $2,591,930 as compared to a working capital deficiency of $1,069,614 at December 31, 1997. The surplus was primarily due to cash balances resulting from the sale of Series B Convertible Preferred Stock and warrants that raised $4,210,000 in new funds, as well as the exercise of $750,000 in warrants to purchase Series A convertible preferred stock in 1998.

Cash used in operating activities totaled $2,488,751 during the year ended December 31, 1998, as compared to $1,760,507 during 1997. The 41% increase was primarily a result of increased spending for labor, development, and sales and marketing.

Cash used in investing activities during the year ended December 31, 1998, was $162,669 as compared to $85,367 for 1997. The increase of 91% was due to spending on computer and network equipment.

Cash flows provided by financing activities during the year ended December 31, 1998, were $4,843,010 as compared to $1,657,812 during the year ended December 31,1997. The 192% increase was due to the proceeds from the sale of Series B convertible preferred stock and additional convertible debt and proceeds from the exercise of warrants. We repaid $891,179 of debt in 1998. $500,000 of this amount was for the repayment of the line of credit from Imperial Bank. We were able to raise approximately $6.7 million of equity in 1998. This is comprised of $750,000 received from the exercise of warrants, $4.2 million in a private placement of Series B Convertible Preferred Stock and warrants, and $1.7 million in debt and accrued interest that was converted into equity by the end of 1998.

ITEM 3. PROPERTIES

We presently occupy 12,900 square feet of office space at 500 Sansome Street, Suite 503, San Francisco, California, pursuant to a lease that expires at the end of January 2002. The lease provides for rent of $34,300 per month, fully serviced. We rent approximately 870 square feet of office space for our regional sales offices, with leases running from month-to-month to August 31, 2000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information with respect to beneficial ownership of our common stock, and our Series A and Series B preferred stock by:

     o    each person who beneficially owns more than 5% of each class of stock;

     o    each of our executive officers;

     o    each of our directors; and

     o    all executive officers and directors as a group.

Except as otherwise noted, the address of each 5% stockholder listed in the table is c/o Instant Video Technologies, Inc., 500 Sansome Street, Suite 503, San Francisco, CA 94111. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 9,435,527 shares of common stock, 2,020,000 shares of Series A Preferred Stock and 2,476,609 shares of Series B Preferred Stock outstanding on September 30, 1999, together with applicable options and warrants for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.


---------- --------------------------- ------------------------------------------------------ ---------------------------------
            Name of Beneficial Owner         Amount and nature of beneficial ownership                Percent of class
---------- --------------------------- -------------------- --------------------------------- ----------- ---------------------
                                                                    Preferred Stock             Common      Preferred Stock
                                       Common Stock                                             Stock
---------- --------------------------- -------------------- --------------------------------- ----------- ---------------------
                                                               Series A         Series B                  Series A   Series B
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
5% Stockholder Entities
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           Draysec Finance Limited       2,139,974 (1)         200,000              39,298        21.10%      9.90%      1.59%
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           Storie Partners LLP           2,530,000 (2)(15)     700,000           1,000,000        22.46%     34.65%     40.38%
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           Mercer Management             1,981,274 (3)(16)     200,000             215,879        19.73%      9.90%      8.72%
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           Stuart Rudick                 1,641,455 (4)         620,000 (8)         250,000        15.88%     30.70%     10.09%
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           Robert London                   937,123 (5)(17)        --               366,432         9.52%      --        14.80%
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           John Lyddon                     856,390 (6)         100,000             205,000 (9)     8.77%      4.95%      8.28%
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           Reed Slatkin                    682,500 (7)(18)     200,000             250,000         6.88%      9.90%     10.09%
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           Peter Spies                     500,576                --                 --            5.42%      --         --
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
Executive Officers and Directors
-------------------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           Richard Lang                  1,995,313 (10)           --                 --           18.89%      --         --
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           O.J. Kilkenny                 2,027,243 (11)           --                 --           21.38%      --         --
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           John J. Micek III               228,807 (12)           --               50,000          2.38%      --         2.02%
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           Brian Murphy                  2,083,609 (13)           --                 --           21.82%      --         --
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           Joseph Barletta                  48,842 (14)           --                 --            0.51%      --         --
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------
           All officers and
           directors as a group          2,975,983                0                50,000         45.53%         0       2.02%
           (5 persons)
---------- --------------------------- -------------------- --------------- ----------------- ----------- ---------- ----------

(1)  Includes 1,435,471 shares held, 450,000 non qualified stock options and 46,109 warrants to purchase common shares, 200,000 shares of Class A convertible  preferred  stock and 39,298 shares of Series B convertible  preferred  stock and 56,365 and
     112,731 incentive stock options held by Messrs O.J. Kilkenny and Brian Murphy, respectively,  who represent Draysec on our
     Board of Directors

(2)  Includes  700,000  shares,  700,000 shares of Series A and 1,000,000  shares of Series B convertible  preferred  stock and
     130,000 warrants issued with Series B convertible preferred stock.

(3)  Includes 1,352,830 shares owned by Mercer Management, 17,500 shares owned by Gordon Rock, 2,000 shares owned by Gordon and
     Shirley Rock as community property and 165,000 warrants to purchase common stock. Also includes 200,000 Shares of Series A and 215,000 shares of Series B convertible  preferred stock and 28,065 warrants issued with Series B convertible preferred stock all issued in the name of Mercer Management.

(4)  Includes  454,000  shares in the name of Mindful  Partners  LLP,  104,955  shares in the name of Rudick Asset  Management,
     105,000 shares in the name of Stuart  Rudick,  and 75,000 shares in the name of Delaware  Charter  Guaranty Trust Company.
     Also includes 450,000, 95,000 and 75,000 shares Series A convertible preferred stock in the names of Mindful Partners LLP,
     Stuart Rudick and Delaware Charter Guaranty Trust Company respectively and 250,000 shares of Class B convertible preferred stock and 32,500 warrants issued with Series B Convertible preferred stock issued in the name of Mindful Partners LLP.

(5)  Includes  533,055  shares held and 366,432 shares Series B convertible  preferred  stock and 37,636  warrants  issued with
     Series B preferred stock in the name of Robert London

(6)  Includes 416,791 shares held, 100,000 shares Series A convertible  preferred stock, 155,000 shares of Series B convertible preferred stock and 20,150  warrants  issued with Series B convertible  preferred stock issued in the name of John Lyddon.
     Also includes  107,949 shares held, and 50,000 shares of Series B convertible  preferred  stock and 6,500 warrants  issued with  Series B  convertible  preferred  stock  issued in the name of  Dorothy  Lyddon  Trust,  with  John  Lyddon as named beneficiary..

(7)  Includes  200,000  shares  held,  200,000  and  250,000  shares  of Series A and  Series B  convertible  preferred  stock, respectively, and 32,500 warrants issued with Series B convertible preferred stock.

(8)  Includes  95,000 shares in the name of Stuart Rudick,  75,000 in the name of Delaware  Charter  Guaranty Trust Company and
     450,000 shares in the name of Mindful Partners LLP.

(9)  Includes 155,000 shares in the name of John Lyddon and 50,000 shares in the name of Dorothy Lyddon Trust, with John Lyddon as named beneficiary.

(10) Includes  867,346 shares in the name of the Lisa Walters and Richard Lang Revocable  Trust and 1,005,967 and 122,000 Stock
     Options to purchase common shares in the names of Richard Lang and Lisa Walters, his spouse, respectively.

                                       22

(11) Includes  1,970,070  shares held  beneficially by Draysec  Finance Limited and 56,365  Incentive Stock Options to purchase common shares.

(12) Includes  37,759 shares held  beneficially,  and 134,548  Incentive Stock Options to purchase common shares in the name of
     John Micek,  and 50,000 shares of Series B convertible  preferred  stock and 6,500 warrants issued with Series B Preferred
     Stock in the name of Universal Warranty Corp.

(13) Includes  1,970,070  shares held  beneficially by Draysec Finance Limited and 112,731  Incentive Stock Options to purchase common shares.

(14) Includes 48,842 Incentive Stock Options to purchase common shares.

(15) Does not include shares  underlying  $1,500,000 and $500,000  convertible  notes issued in July,  1999 and October,  1999, respectively,  with conversion rates to be negotiated.  (See "Item 7. Certain  Relationships and Related Transactions" and
     "Item 10. Recent Sales of Unregistered Securities")

(16) Does not include shares  underlying a $450,000  convertible  note issued in September,  1999 with a conversion  rate to be negotiated.  (See "Item 7. Certain  Relationships  and Related  Transactions"  and "Item 10. Recent Sales of  Unregistered
     Securities")

(17) Does not  include  shares  underlying  a $500,000  convertible  note  issued in July,  1999 with a  conversion  rate to be negotiated.  (See "Item 7. Certain  Relationships  and Related  Transactions"  and "Item 10. Recent Sales of  Unregistered
     Securities")

(18) Does not  include  shares  underlying  a $520,000  convertible  note  issued in July,  1999 with a  conversion  rate to be negotiated.  (See "Item 7. Certain  Relationships  and Related  Transactions"  and "Item 10. Recent Sales of  Unregistered
     Securities")

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the executive officers, directors and key employees as of October 31, 1999:

Name                            Age      Positions and Offices Held
----                            ---      --------------------------
Richard Lang                    46       Chairman, President, Chief Executive Officer, and Director
Thomas Koshy (1)                62       Chief Operating Officer
Edward H. Davis (2)             47       General Counsel,  VP of Strategic Alliances, and Secretary
Richard Jones (2)               52       Chief Financial Officer
Kyle Faulkner                   43       Chief Technology Officer
O.J. Kilkenny                   51       Director
John J. Micek III (1)(2)        47       Director
Brian Murphy                    44       Director
Joseph Barletta (1)(2)          64       Director

(1) Member of the compensation committee
(2) Member of the audit committee

Key employees are:

Frank Schwartz                  47       VP of Business Development
June White                      60       VP of Engineering

The following sets forth biographical information as to the business experience of each or our Executive Officers and Directors:

Richard Lang has served as our Chairman, Chief Executive Officer, President and Director since September 1997. From January 31, 1997 through August 1997, Mr. Lang served as one of our directors. Mr. Lang served as our Chairman of the Board and Treasurer until January 31, 1997. He had served as Chairman of the Board, CEO and Treasurer from December 1993 to September 1995 and as a Director since August 1992. He has been a Director of our subsidiary, Explore Technology, Inc., since February 1990, and served as its President from February 1990 to August 1992. Mr. Lang has presided over the development of our patent portfolio. He is the inventor of record for the bulk of our Intellectual Property. Mr. Lang was also a co-founder of Go-Video, Inc., Scottsdale, Arizona and co-inventor of Go-Video's patented dual-deck VCRs.

Tom Koshy brings 25 years of wide ranging operational and program management experience to IVT in the areas of strategic planning, network capacity planning, engineering, software development, technical training, and large engineering and construction projects. At MCI Telecommunications, he was involved in various areas of MCI's backbone network and switching, and with the network administration of local access. Tom has successfully managed the engineering and implementation of projects ranging in size from $50K to $250M, and has developed organizations to support optimum process flow. Tom has a Bachelors degree in Engineering, and Masters degrees in Business Administration and Telecommunications Management.

Edward Davis currently serves as General Counsel and Vice President of Strategic Alliances and has been with us since August 1998. Mr. Davis was elected as our Secretary in October, 1999. Mr. Davis comes to us with over twenty years of legal experience thirteen of which were as Corporate Counsel for Pacific Telesis Group. As Corporate Counsel he advised PTG consolidated companies, including Nevada Bell, Tele-TV, Pacific Bell Video Services, Pacific Bell Information Services, and Pacific Bell Directory. He has significant experience in mergers and acquisitions, taxation, intellectual property, and criminal prosecution. He holds a Bachelor of Arts degree in History and Political Science from Gonzaga University; a Juris Doctorate Degree from the University of San Francisco, and a post graduate Masters in Tax from Golden Gate University.

Richard Jones became our Chief Financial Officer in September 1999 bringing over 25 years experience in financial and administrative management, primarily with emerging growth technology companies. He has had extensive experience with both public and private/pre-IPO concerns including establishment of strong accounting systems, controls and strategic plans in order to facilitate successful growth. Mr. Jones spent the last six years at Sherpa Corporation, a $40MM enterprise software company recently acquired by Inso Corporation, serving as Vice President-Finance & Administration & Chief Financial Officer. Prior to Sherpa, Mr. Jones was Vice President Finance & Chief Financial Officer of Quest Technologies, a start-up medical device company in Sunnyvale, for three years. During the six years prior to Quest, Mr. Jones acquired IPO, acquisition and SEC reporting experience as Corporate Controller of Scientific Micro Systems, a high growth computer systems manufacturer located in Mountain View. Mr. Jones is a CPA and practiced public accounting with Coopers & Lybrand for four years. He holds a Bachelor of Science degree in Accounting from the University of Illinois, Champaign-Urbana.

Kyle Faulkner currently serves as Chief Technology Officer and has been with us since November 1997. Mr. Faulkner has over 16 years experience in client/server software development, and 4 years experience in hardware development. Mr. Faulkner has been a key contributor on more than 20 commercially successful products, and was on the founding teams at Sybase and Forte Software. He was also software architect for a number of other companies including Network Equipment Corporation responsible for ATM network switches and Cellnet Data Systems.

O. J. Kilkenny has been one of our directors since August 1992. Mr. Kilkenny is Senior Partner of O. J. Kilkenny & Co., Chartered Accountants, specializing in the entertainment industry with offices in London, England and Dublin, Ireland. With his partners, he has developed the accounting practice into one of the major accounting practices in England, specializing in the entertainment industry. Mr. Kilkenny holds directorships in a number of companies in the media and entertainment sector as well as positions with non-entertainment businesses. He is also an investor in Ireland's first independent television channel and Ardmore Studios, the National Film Studios of Ireland. Mr. Kilkenny received a Bachelors Degree in Commerce from Dublin University in 1969, and became a fellow of the Institute of Chartered Accountants in Ireland, England and Wales in 1982. Mr. Kilkenny became one of our directors as a representative of Draysec Finance Limited, one of our principal shareholders.

John J. Micek III has been one of our directors since April 1990, Secretary and Treasurer from January 1994 until October, 1999, and served as the Company's
President from April 1990 to August 1992. Mr. Micek currently serves as President of Universal Warranty Insurance located in Palo Alto, California, and Omaha, Nebraska. From 1994 to 1997, Mr. Micek served as general counsel for U.S. Electricar in San Francisco, California. From January 1989 to March 1994, Mr. Micek practiced law in Palo Alto, California. He has served as a Director of Armanino Foods of Distinction, Inc., a publicly-held specialty food manufacturer in Hayward, California, since February 1988. He also serves as a Director of Universal Group, Inc., a Midwest group of insurance companies, and Cole Publishing Company in northern California. He received a Bachelor of Arts Degree in History from the University of Santa Clara in 1974 and a Juris Doctorate from the University of San Francisco School of Law in 1979.

Brian Murphy has been one of our  directors  since January 1997. He is a partner in O.J. Kilkenny & Company, Chartered Accountants specializing in the entertainment industry with offices in London, England and Dublin, Ireland. The firm provides a wide range of services to their clients, consisting of major international entertainment artists, covering all areas of financial management and audit and accountancy advise. Mr. Murphy is involved at the executive level with a number of companies in the media and entertainment business, particularly in the field of digital post-production, film and television.

Joseph Barletta has been one of our directors since September 1998. He is of counsel with the firm Seyfarth, Shaw, Fairweather, and Geraldson in San Francisco. He has served as the CEO or COO of six major companies in the media industry including TV Guide magazine, Thomson Newspapers, and the San Francisco Newspaper Agency (Chronicle and Examiner), and he currently sits on the boards of several companies. Biographies of our key employees are as follows:

Frank Schwartz currently serves as Vice President of Business Development and has been with us since August 1998. Mr. Schwartz is one of Silicon Valley's most respected multimedia executives. Most recently he was a Fellow and CTO of the Silicon Valley World Internet Center and was the Technical Producer for Creative Artists Agency/Intel Media Studio. He served as President and Chairman of MainStream Control, Inc. and is considered to be one of the pioneers of video streaming. He is an acclaimed author, consultant, and lecturer. His clients have included Disney Imagineering, SRI, Compaq Computer, Intel, the FCC, and GTE. He served on the Board of Directors of the Video Electronics Standards Association
(VESA) and was Chairman of the VESA Open Set Top (VOST) Standards Committee.

June White currently serves as Vice President of Engineering and has been with us since June 1998. Ms. White has managed all aspects of software development for over 20 years, emphasizing on establishing processes that are required to support the product's life cycle. She has been a key contributor to the launch of many new products including Forte's Application Development Environment, ROLM's Phonemail, and Control Data's Operating Systems. Ms. White has built QA and Release Management organizations in order to ship high quality products.

Number of Directors and Directors' Terms of Office

Our by-laws authorize seven directors, and we currently have five directors. All directors hold office until the next annual meeting. No family relationships exist among our officers and directors.

Committees of the Board of Directors

The board of directors includes a compensation committee which includes Mr. Koshy, and outside directors Messrs. Barletta and Micek. The compensation committee reviews and approves our general compensation policies and practices, sets compensation levels for our executive offices and administers our 1998 and 1999 Incentive Sock Option Plans.

Our board of directors also includes an audit committee which is primarily responsible for annually recommending independent auditors to the board, for reviewing the services performed by our independent auditors and reviewing reports submitted by the independent auditors. The audit committee includes Messrs. Jones and Davis as well as outside directors Messrs. Barletta and Micek.

Director Compensation

Our directors do not receive any compensation for their services. Each non employee director is eligible to participate in our Incentive Stock Option plans.

ITEM 6. EXECUTIVE COMPENSATION AND OTHER MATTERS.

The following table sets forth information for services rendered in all capacities for each of the past 3 years for (i) our Chief Executive Officer (ii) and all other officers who earned more than $100,000 in any one year

(b) SUMMARY COMPENSATION TABLE
------------------------- ------ ---------------------------------------------- --------------------------- ----------- ------------
                                                                                  Long-term compensation
------------------------- ------ ---------------------------------------------- --------------------------- ----------- ------------
                                              Annual Compensation                         Awards             Payouts
------------------------- ------ ---------------------------------------------- --------------------------- ----------- ------------
          (a)              (b)        (c)           (d)           (e)            (f)           (g)          (h)            (i)
------------------------- ------ -------------- ----------- ---------------- ------------ -------------- ---------- ----------------
                                                                             Restricted    Securities
   Name and Principal                                        Other Annual       Stock      Underlying                  All Other
        Position          Year      Salary         Bonus     Compensation      Awards        Options                  Compensation
------------------------- ------ -------------- ----------- ---------------- ------------ -------------- ---------- ----------------
Richard Lang, Chairman    1998     170,000          --         21,000 (8)                     990,000                  8,983 (10)
of the Board and Chief    1997      32,000                     27,167 (9)                                                --
Executive Officer(1)      1996      48,000          --            --                                                   3,000 (4)
------------------------- ------ -------------- ----------- ---------------- ------------ -------------- ---------- ----------------
------------------------- ------ -------------- ----------- ---------------- ------------ -------------- ---------- ----------------
Gary R. Familian,         1998        --            --            --                           --
President and Chief       1997     123,462          --        427,770 (3)
Executive Officer(2)      1996     180,000          --         47,852 (4)
------------------------- ------ -------------- ----------- ---------------- ------------ -------------- ---------- ----------------
------------------------- ------ -------------- ----------- ---------------- ------------ -------------- ---------- ----------------
Therese A. Webb Stacey,   1998        --            --            --                           --                        --
Executive Vice            1997      85,669          --            --                           --                        --
President Business        1996      79,500          --         62,067 (6)                     171,000                  6,000 (7)
Development (5)
------------------------- ------ -------------- ----------- ---------------- ------------ -------------- ---------- ----------------
All officers and          1998     406,750          --        100,209            --         2,603,750                510,110
directors as a group      1997     301,369          --        427,770                         172,000                 38,495
                          1996     307,500          --        109,919                         171,000                  9,000
------------------------- ------ -------------- ----------- ---------------- ------------ -------------- ---------- ----------------

(1)  Since September 8, 1997, Mr. Lang has served us as Chairman,  Chief Executive Officer and President. Mr. Lang previously served as Chairman of the Board and Chief Executive Officer until January 31, 1996 when Gary R. Familian assumed the  responsibilities of Chairman and Chief Executive Officer.

(2)  Mr. Familian received $15, 000 per month salary from 1995 until September 8, 1997.

(3)  We reported $427,770 as miscellaneous income to Mr. Familian which we believe Mr. Familian misappropriated,  in accordance with
     IRS guidelines.

(4)  Represents an advance of lease payments for automobile and apartment.

(5)  On September 8, 1997, Ms Stacey's employment with us was terminated.

(6)  Represents 1996 sales/licensing commissions.

(7)  Represents January 1996 consulting fees.

(8)  Represents 21,000 Incentive Stock Options to purchase Common Stock at $1.00 per share granted in lieu of salary.  The stock was trading at $1.06 per share on the date of grant.

(9)  Represents 22,167 Incentive Stock Options to purchase Common Stock at $1.00 per share granted in lieu of salary.  The stock was trading at $1.06 per share on the date of grant,  and 5,000 Incentive Stock Options to purchase Common Stock at $0.90 per share granted also in lieu of salary. The stock was trading at $0.88 per share on the date of grant.

(10) Represents automobile lease and insurance payments made by us on behalf of. Mr. Lang.

                                                                 26

(c)  Option/SAR Grants Table

The following table contains information concerning the granting of stock options under our 1992 and 1998 Incentive Stock Option Plans for our Chief
Executive Officer for the year ended December 31, 1998. We have no SAR plans.

------------------------------------------------------------------------ ----------------------------------------------

                                                                         Potential realizable value at assumed annual
                                                                         rates of stock price appreciation for option
                           Individual grants                                                 term
------------------------------------------------------------------------ ----------------------------------------------
            (a)                   (b)             (c)           (d)            (e)             (f)            (g)
---------------------------- --------------- --------------- ----------- ---------------- -------------- --------------
                               Number of       Percent of
                               securities        total
                               underlying     options/SARs   Exercise
                              options/SARs     granted to    or base
                               granted(#)     employees in    price       Expiration            5%            10%
           Name                               fiscal year     ($/sh)         date              ($)            ($)
---------------------------- --------------- --------------- ----------- ---------------- -------------- --------------
Richard Lang,
Chairman of the Board and
Chief Executive Officer         990,000          34.34%         3.50      Apr. 28, 2003     4,293,858      5,270,958
---------------------------- --------------- --------------- ----------- ---------------- -------------- --------------

(d) Aggregated option/SAR exercises and fiscal year-end option/SAR value table

None of our officers exercised options in 1998.

------------------------------------------------------------------------------------------------------------------------------------
                           Aggregated Option/SAR Exercises in Last Fiscal year and FY-End Option/SAR Values
---------------------------- ----------------------------- ------------------------------------ ------------------------------------
            (a)                                                            (d)                                  (e)
---------------------------- ----------------------------- ------------------------------------ ------------------------------------
                                                             Number of securities underlying     Value of unexercised in-the-money
                                                           unexercised options/SARs at FY-end         options/SARs at FY-end
                                                                           (#)                                  ($)
---------------------------- ----------------------------- ------------------ ----------------- ------------------ -----------------
           Name                                               Exercisable      Unexercisable       Exercisable      Unexercisable
---------------------------- ----------------------------- ------------------ ----------------- ------------------ -----------------
Richard Lang,
Chairman of the Board and
Chief Executive Officer                                         565,417           816,750           3,636,577         4,034,745
---------------------------- ----------------------------- ------------------ ----------------- ------------------ -----------------

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On August 3, 1999, we acquired Timeshift-TV, Inc. in a stock-only transaction from Richard Lang, our Chairman and CEO, Earl Mincer and Eric Walters, who are employees of ours. Mr. Walters is Mr. Lang's brother in law. Mr. Lang and the other parties were not employed by us at the time they formed Timeshift-TV. Our board of directors unanimously approved our acquisition of Timeshift-TV. Timeshift-TV holds assets, including intellectual property, in the area of time-shifted real-time broadcasting, which we plan to integrate into our advanced video and audio delivery solutions. We also plan to license the Timeshift-TV intellectual property to other parties for various applications.

Transactions with Draysec Finance Limited (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

During 1996, we repaid a bank loan secured by a letter of credit provided by Draysec Finance Limited, and the balance of the Credit Facility provided by Draysec to the Company during 1995 increased from $28,750 in 1995, to $90,000.

During 1997, Draysec Finance Limited invested $200,000 for the purchase of 200,000 investment units, consisting of Series F (renamed to Series A) convertible preferred stock and warrants to purchase 200,000 shares of our common stock at $1.00 per share. Our board of directors extended the exercise date for the Series F Warrants to February 26, 1999 and increased the exercise price to $1.50 per share after January 26, 1998. Additionally, Draysec Finance Limited provided a loan of $80,000 in consideration for a six month promissory note from us with an interest rate of 10.5% and a warrant to purchase 16,000 shares of our common stock at an exercise price of one dollar per share.

In 1998, Draysec Finance Ltd., provided us loan convertible into common stock at $1.00 per share of $30,000 and $20,000. These loans included warrants to purchase 6,000 and 4,000 shares of our common stock at $1.00 per share. Draysec Finance Limited loaned us an additional $75,000 in the form of a line of credit at prime plus 2% and a warrant to purchase 15,000 shares of our common stock at $2.36 per share.

Also in 1998, Draysec Finance Ltd. converted $78,596 in debt and accrued interest into 39,298 shares of Series B Convertible Preferred Stock, and 5,109 warrants to purchase common stock at $2.00 per share, and $137,054 of convertible debt and accrued interest into 137,054 shares of common stock at $1.00 per share.

In February, 1999, Draysec Finance Ltd. exercised warrants issued with Series A (formerly Series F) convertible preferred stock to purchase 200,000 shares of our common stock for $300,000 cash.

Transactions with Mercer Management (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

Mr. Gordon Rock, through Mercer Management, Inc., a company which Mr. Rock controls and of which he is president, is a Principal Shareholder of our company. During 1997, Mercer Management Inc. converted its 300,000 shares of Series E Convertible Preferred stock into shares of our Common Stock at the conversion rate of one share of preferred stock to one share of common stock. Additionally, Mercer Management, Inc. invested an additional $200,000 for the purchase of 200,000 investment units consisting of Series F (renamed to Series
A) Convertible Preferred Stock and warrants to purchase 200,000 shares of our common stock at $1.00 per share. Our board of directors extended the exercise date for the Series F Warrants to February 26, 1999 and increased the exercise price to $1.50 per share after January 26, 1998. .

In order to provide bridge financing for us during the last quarter of 1997, Mercer Management, Inc. loaned us $100,000 cash. In consideration for this loan, we issued Mercer Management Inc. a six-month promissory note in the amount of $100,000 at an interest rate of 10.5%. Additional consideration was provided by us in the form of a warrant to purchase 20,000 shares of our Common Stock at the exercise price of $1.00 per share.

In 1998, Mercer Management Inc. loaned us an additional $525,000. The first $100,000 was in the form of a six-month promissory note in the amount of $100,000 at an interest rate of 10.5%. This promissory note provided that Mercer Management a right of conversion at the conversion rate of $1.00 per share. An additional $200,000 was provided in exchange for a promissory note. This note provided for an interest rate of prime plus 2% payable monthly in arrears and had a due date of July 15, 1998. Additional consideration for the note included 40,000 shares of our common stock and a warrant to purchase an additional 40,000 shares of Common Stock at the exercise price of $1.00 per share. The $200,000 note also provided for an automatic extension through December 31, 1998 for additional consideration in the form of 40,000 shares of our common stock and a warrant to purchase an additional 40,000 shares of Common Stock at the exercise price of $1.00 per share. Also in 1998, Mercer Management Inc. loaned us an additional $75,000 in the form of a line of credit at prime plus 2% and was granted a warrant to purchase 15,000 shares of our common stock at $2.31 per share. Subsequently in 1998, Mercer provided additional credit of $150,000 at prime plus 2% and was granted a warrant to purchase 30,000 shares of our common stock at $1.70 per share.

Also, during March 1998, Mercer Management Inc. elected to exercise its 200,000 warrants to purchase common stock pursuant to an offering by us to reduce the exercise price of said warrants for the period from February 14, 1998 to March 15, 1998 to $.75 per share. As a result of the exercise of said warrants, we received $150,000 from Mercer Management Inc., and Mercer Management was issued an additional 200,000 shares of our common stock. In 1998, Mercer Management converted $431,758 debt and accrued interest into 215,879 shares of Series B convertible preferred stock and 28,065 warrants to purchase common stock at $2.00 per share.

On September 22, 1999, we received from persons related to Gordon Rock in exchange for notes payable convertible into our common stock, due in one year, and bearing interest at 7.75% in the names of Mercer Management Inc, for $250,000, Shirley Reynolds Rock, Custodian for Gregory Reynolds Rock under the Uniform Gift to Minor's Act for $100,000, and Dana Reynolds Rock for $100,000. The conversion rate is under negotiation, but shall be the lower of (1) $6.50,
(2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. (See "Item 10. Recent Sales of Unregistered Securities")

Transactions with Storie Partners LLP (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

In February 1996, Storie Partners LLP invested $700,000 for the purchase of 700,000 investment units consisting of Series F (renamed to Series A) Convertible Preferred Stock and warrants to purchase 700,000 shares of our common stock at $1.00 per share. Our board of directors extended the exercise date for the Series F warrants to February 26, 1999 and increased the exercise price to $1.50 per share after January 26, 1998. .

In April 1997, Storie Partners exercised Series F (renamed to Series A) warrants to purchase 400,000 shares of common stock for $400,000.

In 1998, Storie Partners invested $2,000,000 for 1,000,000 shares of our Series B convertible preferred stock, and warrants to purchase 130,000 additional shares of our common stock at $2.00 per share.

In July, 1999, and October 26, 1999 Storie Partners loaned us $1,500,000 and $500,000, respectively, evidenced by notes payable convertible into our common stock, due in one year. The conversion rate is under negotiation, but shall be the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement.

Transactions with Mindful Partners LLP (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

In 1996, Mindful Partners LLP invested $300,000 for the purchase of 300,000 investment units consisting of Series F (renamed to Series A) convertible preferred stock and warrants to purchase 300,000 shares of our common stock at $1.00 per share. Rudick Asset Management received an additional 100,000 units and warrants to purchase 100,000 shares of common stock at $1.00 per share as a finders' fee relating to the placement of this offering. Additionally, Rudick Asset Management invested $75,000 for 75,000 units of Series F convertible preferred stock and warrants to purchase 75,000 shares of common stock at $1.00 per share, issued in the name of Delaware Charter Guaranty Trust Company. Our board of directors extended the exercise date for the Series F warrants to February 26, 1999 and increased the exercise price to $1.50 per share after January 26, 1998. Mindful Partners, Delaware Charter Guaranty Trust Company and Rudick Asset Management are affiliated with Stuart Rudick.

In 1997, Mindful Partners purchased an additional 150,000 Series F Units and warrants to purchase 150,000 shares of our common stock at $1.00 per share for $150,000.

In 1998, Mindful Partners invested $500,000 for 250,000 shares of our Series B Convertible Preferred Stock, and warrants to purchase 32,500 additional shares of our common stock at $2.00 per share.

In February, 1999, Mindful Partners, Rudick Asset Management and Delaware Charter Guaranty Trust Company exercised warrants issued with Series A (formerly Series F) Convertible Preferred Stock to purchase 450,000, 100,000 and 75,000 shares of our common stock for $675,000, $150,000, and $112,500 respectively cash.

Transactions with Robert London (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

In 1996, Robert London invested $100,000 for the purchase of 100,000 investment units consisting of Series F (renamed to Series A) Convertible Preferred Stock and warrants to purchase 100,000 shares of our common stock for $1.00 per share. Our board of directors extended the exercise date for the Series F Warrants to February 26, 1999 and increased the exercise price to $1.50 per share after January 26, 1998.

In 1998, Mr. London invested $500,000 for 250,000 shares of our Series B Convertible Preferred Stock, and warrants to purchase 32,500 additional shares of our common stock at $2.00 per share. Mr. London also provided us with a $225,000 loan convertible to our common stock at $0.75 per share. This loan together with accrued interest was converted to 318,555 shares of common stock in October 1998. Mr. London later provided us with an additional $75,000 and $150,000 loans in the form of a line of credit at the rate of prime plus 2%, and warrants to purchase 15,000 and 30,000 shares of our common stock at $2.31 and $2.15 per share, respectively.

Later, Mr. London converted $232,864 debt and accrued interest in to 116,432 shares of Series B Convertible Preferred Stock and 5,136 warrants to purchase common stock at $2.00 per share.

In July, 1999, Mr. London loaned us $500,000 evidenced by a note payable convertible into our common stock, due in one year. The conversion rate is under negotiation, but shall be the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement.

Transactions with Reed Slatkin (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

In 1996, Reed Slatkin invested $200,000 for the purchase of 200,000 investment units consisting of Series F (renamed to Series A) convertible preferred stock and warrants to purchase 200,000 shares of our common stock for $1.00 per share. Our board of directors extended the exercise date for the Series F Warrants to February 26, 1999 and increased the exercise price to $1.50 per share after January 26, 1998.

In 1998, Mr. Slatkin invested $500,000 for 250,000 shares of our Series B convertible preferred stock, and warrants to purchase 32,500 additional shares of our common stock at $2.00 per share.

In February, 1999, Mr. Slatkin exercised warrants issued with Series A (formerly Series F) convertible preferred stock to purchase 200,000 shares of our common stock for $300,000 cash. In July, 1999, Mr. Slatkin loaned us $520,000 evidenced by a note payable convertible into our common stock, due in one year. The conversion rate is under negotiation, but shall be the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement.

Transactions with John Lyddon (See "Item 4. Security Ownership of Certain Beneficial Owners and Management", and "Item 10. Recent Sales of Unregistered Securities").

In 1996, John Lyddon invested $100,000 for the purchase of 100,000 investment units consisting of Series F (renamed to Series A) convertible preferred stock and warrants to purchase 100,000 shares of our common stock for $1.00 per share. Our board of directors extended the exercise date for the Series F warrants to February 26, 1999 and increased the exercise price to $1.50 per share after January 26, 1998.

In 1998, Mr. Lyddon invested $310,000 for 155,000 shares of our Series B convertible preferred stock, and warrants to purchase 20,150 additional shares of our common stock at $2.00 per share. Dorothy Lyddon invested $100,000 for 50,000 shares of our Series B convertible preferred stock, and warrants to purchase 6,500 additional shares of our common stock at $2.00 per share.

Transactions with Peter Spies

In 1997, Peter Spies provided us with $73,210 for an 8% note convertible into common stock at $2.00 per share, which, with accrued interest was converted into 43,519 shares of common stock in 1998.

Transactions with David Morgenstein

In 1998, David Morgenstein, our former Chief Operating Officer advanced us $300,000 in exchange for a promissory note. This note provided for an interest rate of prime plus 2% payable monthly in arrears and had a due date of July 15, 1998. Additional consideration for the note included 60,000 shares of our common stock and a warrant to purchase an additional 60,000 shares of Common Stock at the exercise price of $1.00 per share. The $300,000 note also provided for an automatic extension through December 31, 1998 for additional consideration in the form of 60,000 shares of our common stock and a warrant to purchase an additional 60,000 shares of Common Stock at the exercise price of $1.00 per share.

Transactions with Eric Hall

Mr. Eric Hall, our interim Chief Financial Officer from September, 1997 until April 15, 1999, was paid fees of $24,275 and $152,500 in 1997 and 1998 respectively.

Transactions with Kyle Faulkner

Mr. Faulkner, our Chief Technology Officer, was paid fees through his consulting company, DuoDesign, of $6,720 and $283,940 in 1997 and 1998, respectively, prior to his employment with us.

ITEM 8. LEGAL PROCEEDINGS.

We have no material legal proceedings against us or in process nor are we aware of any other legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our Common Stock is traded on the over-the-counter market and is quoted on the NASD's OTC Bulletin Board under the symbol "IVDO". The following table sets forth the closing high and low bid prices of the Common Stock for the periods indicated. These prices are believed to be representative inter-dealer quotations, without retail markup, markdown or commissions, and may not represent prices at which actual transactions occurred.

                                                        Bid
                                                -----------------
                    1997                         High       Low
                ----------                      ------    -------
                1st Quarter                     $  2.03   $  1.13
                2nd Quarter                     $  2.47   $  1.50
                3rd Quarter                     $  2.63   $  1.22
                4th Quarter                     $  1.94   $  0.75

                    1998
                ----------
                1st Quarter                     $  2.50   $  0.75
                2nd Quarter                     $  4.22   $  1.25
                3rd Quarter                     $  3.63   $  1.91
                4th Quarter                     $  8.38   $  2.00

                    1999
                -----------
                1st Quarter                     $ 1.875   $  6.00
                2nd Quarter                     $ 9.50    $  5.875

The number of holders of record of our $.00001 par value Common Stock at September 15, 1999, was approximately 214.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

The  sales  of  unregistered   securities   discussed  below  were  exempt  from
registration in reliance on Section 4(2), Regulation D, Rule 506 of the Securities Act of 1933.

1999:

On October 26, 1999, we received $500,000 from Storie Partners evidenced by a note payable convertible into our common stock, due in one year. The conversion rate is under negotiation, but shall be the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. (See Item 2. Financial Information - Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and capital Resources, June 30, 1999 vs. December 31, 1998" and "Item 7. Certain Relationships and Related Transactions").

On September 22, 1999, we received $450,000 from entities related to Gordon Rock evidenced by a note payable convertible into our common stock, due in one year. The conversion rate is under negotiation, but shall be the lower of (1) $6.50,
(2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. (See Item 2. Financial Information - management's Discussion and Analysis of financial Condition and Results of Operations - Liquidity and capital Resources, June 30, 1999 vs.
December   31,   1998"  and  "Item  7.   Certain   Relationships   and   Related
Transactions").

On August 3, 1999, we issued 200,000 shares of common stock in exchange for all of the outstanding stock of Timeshift-TV. We have the option to repurchase 100,000 shares for $10.00 upon the occurrence of certain events. (See "Item 7. Certain Relationships and Related Transactions").

In July 1999, we received $2,520,000 evidenced by notes payable convertible into our common stock, due in one year. The conversion rate is under negotiation, but shall be the lower of (1) $6.50, (2) 80% of the average closing price of our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement. (See Item 2. Financial Information Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources, June 30, 1999 vs. December 31, 1998" and "Item 7. Certain Relationships and Related Transactions").

In April, 1999 an employee exercised options to purchase 5,000 and 1,800 shares of our common stock at $0.88 and $1.06 per share, respectively, resulting in $6,300 proceeds to us.

A holder of Series A, (formerly Series F) convertible preferred stock converted 5,000 shares of that stock into 5,000 shares of common stock in February, 1999. (See "Item 7. Certain Relationships and Related Transactions").

From February 10 to February 26, 1999, the holders of our Series A (formerly Series F) convertible preferred stock exercised warrants issued with that stock to purchase 1,025,000 shares of our common stock at $1.50 per share, resulting in cash proceeds of $1,537,500.

In February, 1999, a contractor, Matt Rothman, received 499 shares of common stock for services resulting in $4,054 of compensation expense to us.

Also in February, 1999, Sales Consultants of Columbia, MD received options to purchase 36,000 shares of common stock at $9.72 per share in exchange for services, resulting in compensation expense of $160,588 to us.

In January, 1999, in a series of cashless exercises Imperial Bank exercised 250,000 warrants to purchase 226,140 shares of our common stock at $1.00 per share. This same institution also exercised 31,250 warrants to purchase 26,122 shares of our common stock at $1.60 per share.

In January, 1999, two contractors, subsequently hired as employees received options to purchase 621 and 9,000 shares of common stock at prices of $2.19 and $2.91 per share, respectively in exchange for services rendered, resulting in compensation expense of $26,448 to us.

1998:

As of December 31, 1998, we sold 2,476,609 shares of Series B convertible preferred stock ("Series B"), at a purchase price of $2.00 per share, for an aggregate purchase price of $4.95 million. IVT raised $4.21 million in cash in the offering, and the remaining $743,000 was paid by cancellation of debt. In addition to the Series B, we also issued in the offering warrants to purchase up to an aggregate of 312,960 shares of our common stock, at an exercise price of $2.00 per share. The warrants are exercisable for a term of five years from the date of issuance.

Series B - Cash Purchases

        Investor           Amount Invested    Preferred Shares    Warrant Shares
        --------           ---------------    ----------------    --------------

Storie Partners                $ 2,000,000         1,000,000           130,000
John Lyddon                        310,000           155,000            20,150
Robert London                      500,000           250,000            32,500
Mindful Partners                   500,000           250,000            32,500
Reed Slatkin                       500,000           250,000            32,500
Dorothy Lyddon                     100,000            50,000             6,500
Frank Kramer                       100,000            50,000             6,500
Keith Koch                         100,000            50,000             6,500
Universal Warranty Corp.           100,000            50,000             6,500
                               -----------         ---------           -------
TOTAL                          $ 4,210,000         2,105,000           273,650
                               ===========         =========           =======

Series B - Debt Converted

        Investor           Debt Converted     Preferred Shares    Warrant Shares
        --------           ---------------    ----------------    --------------

Mercer Management            $ 431,758              215,879             28,065
Robert London                  232,864              116,432             15,136
Draysec Finance Ltd.            78,596               39,298              5,109
                             ---------              -------             ------
TOTAL                        $ 743,218              371,609             48,310
                             =========              =======             ======

In 1998, Mercer Management Inc. loaned us $100,000 in exchange for a six-month promissory note bearing at interest 10.5%. This promissory note provided that Mercer Management a right of conversion at the conversion rate of $1.00 per share.

Also in 1998, David Morgenstein, our former Chief Operating Officer and Mercer Management provided funds of $300,000 and $200,000, respectively, in exchange for promissory notes. These funds were used to retire a line of credit with Imperial Bank. These notes provided for interest at a rate of prime plus 2% payable monthly in arrears and had a due date of July 15, 1998. Additional consideration for the notes included 60,000 and 40,000 shares, respectively, of the Company's common stock and warrants to purchase an additional 60,000 and 40,000 shares, respectively, of common stock at the exercise price of $1.00 per share. The $500,000 in notes also provided for automatic extensions through December 31, 1998 for additional consideration in the form of 60,000 and 40,000 shares, respectively of our common stock and warrants to purchase additional 60,000 and 40,000 shares, respectively, of Common Stock at the exercise price of $1.00 per share. (See "Item 7. Certain Relationships and Related Transactions").

Also during March 1998, Mercer Management Inc. elected to exercise its 200,000 warrants to purchase common stock associated with Series F (renamed Series A) convertible preferred stock, pursuant to an offering by us to reduce the exercise price of those warrants for the period from February 14, 1998 to March 15, 1998 to $0.75 per share. As a result of the exercise of these warrants, we received $150,000 from Mercer Management Inc., and Mercer Management was issued an additional 200,000 shares of common stock of the Company.

1997:

During 1997, Mercer Management, Mindful Partners and Draysec Finance Limited invested an additional $550,000 for the purchase of 550,000 investment units consisting of Series F (renamed Series A) Convertible Preferred Stock and 550,000 warrants to purchase common stock of our company at $1.00 per share. Additionally, Rudick Asset Management received 100,000 units and 100,000 warrants to purchase our common stock at $1.00 per share as a finders' fee. (See "Item 7. Certain Relationships and Related Transactions").

During 1997, Draysec Finance Limited invested $200,000 for the purchase of 200,000 investment units, consisting of Series F (renamed to Series A) convertible preferred stock and warrants to purchase 200,000 shares of our common stock at $1.00 per share. Our board of directors extended the exercise date for the Series F Warrants to February 26, 1999 and increased the exercise price to $1.50 per share after January 26, 1998. Additionally, Draysec Finance Limited provided a loan of $80,000 in consideration for a six month promissory note from us with an interest rate of 10.5% and a warrant to purchase 16,000 shares of our common stock at an exercise price of one dollar per share.

During 1997, Mercer Management Inc. converted its 300,000 shares of Series E Convertible Preferred stock into shares of our Common Stock at the conversion rate of one share of preferred stock to one share of common stock.

In order to provide bridge financing for us during the last quarter of 1997, Mercer Management, Inc. loaned us $100,000 cash. In consideration for this loan, we issued Mercer Management Inc. a six-month promissory note in the amount of $100,000 at an interest rate of 10.5%. Additional consideration was provided by us in the form of a warrant to purchase 20,000 shares of our common stock at the exercise price of $1.00 per share.

1996:

During 1996, we repaid our bank loan secured by a letter of credit provided by Draysec Finance Limited, and the balance of the Credit Facility provided by Draysec to us during 1995 increased from $28,750 in 1995, to $90,000.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Our certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.00001 per share. As of September 15, 1999, 9,435,527 shares of common stock were outstanding.

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate in the future.

We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend upon our financial condition operating results, capital requirements and other factors the board of directors deems relevant. At June 30, 1999, we had an accumulated deficit of approximately $28.6 million and, until this deficit is eliminated, will be prohibited from paying dividends except out of net profits.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 145 of the Delaware General Corporation Law (the"DGCL"), our Certificate of Incorporation provides that any person who was or is or who had agreed to become a director or officer of IVT or who had agreed at the request of IVT to serve as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by IVT to the extent permitted by the DGCL. Such Certificate of Incorporation also provides that no amendment or repeal of such Certificate of Incorporation and the relevant provisions of the DGCL shall apply to or have any effect on the right to indemnification permitted or authorized thereunder.

IVT maintains insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions."

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Report of the Auditors and the accompanying financial statements and notes to the financial statements are hereto set forth on pages F-1 through F-15. Financial Statement schedules are not applicable and therefore are omitted.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

NONE

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Index to Financial Statements

        Independent Auditors' Report                                         F-2
        Consolidated Balance Sheets                                          F-3
        Consolidated Statements of Operations                                F-4
        Consolidated Statements of Stockholders' Equity (Deficit)            F-5
        Consolidated Statements of Cash Flows                                F-6
        Notes to Consolidated Financial Statements                           F-7

(b) Exhibits: ALL EXHIBITS TO BE FILED BY AMENDMENT

EXHIBIT 2: Plan of acquisition,  reorganization,   arrangement,  liquidation, or
           succession

           State of Arizona, Articles of Merger of Video Press, Inc. into Explore Technology, dated 12/28/90; Agreement and Plan of Merger dated 8/29/93

           Action by Unanimous Consent of Board of Directors of Explore Technology, Inc., July 15, 1992

           Certificate of Merger of Time Shift TV, Inc. into IVT Delaware, Inc. dated July 26, 1999

           Agreement   and  Plan  of   Reorganization   between   Instant  Video
           Technologies, Inc., IVT, Delaware, and Time Shift TV dated August 3, 1999

EXHIBIT 3 (i) AND (ii):  Articles of Incorporation, Bylaws

           Certificate of Incorporation of Catalina Capital Corp. dated April 27, 1990

           Bylaws of Catalina Capital Corp. dated April 27, 1990; Amendment No. 1 dated April 5, 1993

           Certificate  of  Amendment to the  Certificate  of  Incorporation  of
           Catalina   Capital   Corp.   changing  its  name  to  Instant   Video
           Technologies, Inc. dated August 17, 1992

           Certificate of Status Foreign Corporation dated March 12, 1993

EXHIBIT 4: Instruments defining rights of holders, including indentures

           Prospectus for Catalina Capital Corp. dated October 17, 1990

           SEC Form S-18 for Catalina Capital Corp. dated June 29, 1990

           SEC Form S-18 for Catalina Capital Corp. dated August 10, 1990

           SEC Form S-18 for Catalina Capital Corp. dated September 28, 1990

           Certificate of Designation for Catalina Capital Corp. of Series A Preferred Stock dated Aug. 4, 1992

           Certificate of Designation for Catalina Capital Corp. of Series B-1, B-2, B-3 and B-4 Convertible

           Preferred Stock, dated August 4, 1992

           Certificate of Designation for Catalina Capital Corp. of Series C Preferred Stock, dated August 4, 1992

           Certificate of Designation for Instant Video Technologies, Inc. of Series D Convertible Preferred Stock, dated December 23, 1992

           Certificate of Designation for Instant Video Technologies, Inc. of Series E Convertible Preferred Stock, dated May 9, 1995

           Certificate of Designation for Instant Video Technologies, Inc. of Series F Convertible Preferred Stock, dated February 13, 1996

           Unit Purchase Agreement between Instant Video Technologies and Investors (Storie Partners, Mindful Partners-Stuart Rudick, Reed Slatkin, Robert London) dated February 14, 1996

           Stock Purchase Agreement (Series B Stock) with Exhibit A (Warrant to Purchase Shares of Common Stock), Exhibit B (Certificate of Designation), Exhibit C (Registration Rights Agreement), and Exhibit D (Voting and Right of First Refusal)

           Certificate of Designation of Instant Video Technologies, Inc. filing Certificate of Elimination of Series A Preferred Stock, Series B-1, B-2, B-3, B-4 Convertible Preferred Stock, Series C Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock dated November 6, 1998

           Amended Certificate of Designation, Statement of Establishing Series F Convertible Preferred Stock AND Certificate of Designation, Statement Establishing Series B Convertible Preferred Stock filed January 1, 1999

EXHIBIT 10: Material Contracts:

           End-User Software License Agreement with RMSI

           Reseller License Agreement, RMSI

           Reseller License Agreement, Clover Technologies, Inc.

           I-Stream TV Reseller license Agreement

           Reseller license Agreement with DataNext

           Service Agreement with The EMS Group

           Lease  at 500  Sansome  Street,  San  Francisco,  CA  with  ten  (10)
           Amendments

           Leases for sales offices in Livonia, Michigan; Golden, Colorado; Alexandria, Virginia, Mount Holly, New Jersey

           Employment Agreements/Offer Letters:
                  Richard Lang
                  Thomas Koshy
                  Edward Davis
                  Richard Jones
                  Kyle Faulkner
                  David Morgenstein
                  Frank Schwartz
                  Frank Vegliante
                  June White

EXHIBIT  27 FINANCIAL  DATA SCHEDULES

           For the Six Months Ended June 30, 1999
           For the Six Months Ended June 30, 1998
           For the Year Ended December 31, 1998 -- To be filed by amendment For the Year Ended December 31, 1997 -- To be filed by amendment For the Year Ended December 31, 1996 -- To be filed by amendment

                                   SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           INSTANT VIDEO TECHNOLOGIES, INC.

Dated: November 10, 1999                   By   /s/        Richard Lang
                                                --------------------------------
                                                Chairman, President, and
                                                Chief Executive Officer

                        INSTANT VIDEO TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                        Consolidated Financial Statements

                        December 31, 1996, 1997 and 1998

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Instant Video Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Instant Video Technologies, Inc. and subsidiary (the Company) as of December 31, 1997 and 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Instant Video Technologies, Inc. and subsidiary as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated net capital deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                    KPMG LLP

San Francisco, California
March 19, 1999


                                         INSTANT VIDEO TECHNOLOGIES, INC.
                                            Consolidated Balance Sheets

                                                                                             December 31
                                                                                    -----------------------------         June 30,
                                                                                        1997              1998              1999
                                                                                    -----------       -----------       -----------
                                                                                                                         (unaudited)

                                ASSETS

Current assets:
   Cash and cash equivalents                                                        $    20,551         2,212,141           484,483
   Accounts receivable                                                                     --                --              50,000
   Prepaid expenses                                                                      31,460            26,053            56,327
   Receivables - Series B Convertible Preferred Stock                                      --             810,000              --
                                                                                    -----------       -----------       -----------
         Total current assets                                                            52,011         3,048,194           590,810

Property and equipment, net                                                              85,611           184,616           531,273

Other assets                                                                             17,569            16,812            17,337
                                                                                    -----------       -----------       -----------
                                                                                    $   155,191         3,249,622         1,139,420
                                                                                    ===========       ===========       ===========

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Bank line of credit                                                              $   500,000              --                --
   Current portion of notes payable                                                     451,773            22,736              --
   Accounts payable                                                                      34,026           252,044           601,558
   Accrued expenses                                                                      92,782           181,484           129,017
   Accrued interest                                                                      43,044              --                --
   Deferred revenue                                                                        --                --              50,000
                                                                                    -----------       -----------       -----------

         Total current liabilities                                                    1,121,625           456,264           780,575
                                                                                    -----------       -----------       -----------

Notes payable, net of current portion                                                    16,833              --                --
                                                                                    -----------       -----------       -----------
Total liabilities                                                                     1,138,458           456,264           780,575

Commitments and contingencies                                                              --                --                --

Stockholders' (deficiency) equity:
   Convertible Preferred stock, $.00001 par value, 20,000,000 shares authorized:
     Series A (Renamed from Series F), issued and outstanding:
                    1997              2,125,000
                    1998              2,025,000
                    1999              2,020,000


     Liquidation preference of $2,125,000, $2,025,000 and
       $2,020,000 in 1997, 1998 and 1999 respectively                                        22                20                20
     Series B, 2,476,609 shares issued and outstanding in 1998 and 1999
       Liquidation preference of $18,574,568 in 1998 and 1999                              --                  25                25

     Common stock, $.00001 par value, 100,000,000 shares authorized, issued and outstanding:
                    1997              5,703,553
                    1998              7,940,966
                    1999              9,230,527                                              59                79                92
   Additional paid in capital                                                         7,795,972        27,251,399        28,986,275
   Accumulated deficit                                                               (8,779,320)      (24,458,165)      (28,627,567)
                                                                                    -----------       -----------       -----------

         Stockholders' equity (deficit)                                                (983,267)        2,793,358           358,845
                                                                                    -----------       -----------       -----------

                                                                                    $   155,191         3,249,622         1,139,420
                                                                                    ===========       ===========       ===========

See accompanying notes to consolidated financial statements



                                                  INSTANT VIDEO TECHNOLOGIES, INC.

                                                Consolidated Statements of Operations

                                                                           Year ended December 31,                 Six Months ended
                                                                                                                        June 30
                                                            ------------------------------------------- ----------------------------
                                                               1996           1997          1998           1998           1999
                                                            -----------    -----------    -----------    -----------    ------------
                                                                                                                (unaudited)
Revenue                                                     $ 1,457,597        247,879         15,000         15,000           --
Cost of revenues                                                 78,195        230,210           --             --             --
                                                            -----------    -----------    -----------    -----------    -----------

                                                              1,379,402         17,669         15,000         15,000           --

Costs and expenses:
   Research and development                                      48,588        189,719        800,567        249,958        928,558
   Sales and marketing                                          469,752        408,369        830,998        173,140      1,567,727
   General and administrative                                 1,208,613      1,348,218      3,047,302        886,878      1,704,092
                                                            -----------    -----------    -----------    -----------    -----------

         Total costs and expenses                             1,726,953      1,946,306      4,678,867      1,309,976      4,200,377
                                                            -----------    -----------    -----------    -----------    -----------

         Loss from operations                                  (347,551)    (1,928,637)    (4,663,867)    (1,294,976)    (4,200,377)


Other income (expense):
   Interest, net                                                (56,816)      (139,013)    (2,252,553)      (417,297)        (1,760)
   Other income (expense)                                          --            5,277           --         (153,750)        32,735
                                                            -----------    -----------    -----------    -----------    -----------

         Net other                                              (56,816)      (133,736)    (2,252,553)      (571,047)        30,975
                                                            -----------    -----------    -----------    -----------    -----------

         Net loss                                              (404,367)    (2,062,373)    (6,916,420)    (1,866,023)    (4,169,402)

Beneficial conversion feature of Series B Preferred Stock          --             --       (8,762,425)          --             --
                                                            -----------    -----------    -----------    -----------    -----------

         Net loss applicable to Common Stockholders         $  (404,367)    (2,062,373)   (15,678,845)    (1,866,023)    (4,169,402)
                                                            ===========    ===========    ===========    ===========    ===========

Basic and diluted net loss per common share:                $     (0.09)         (0.39)         (2.35)         (0.32)         (0.47)
                                                            ===========    ===========    ===========    ===========    ===========

Shares used in per share computation                          4,600,000      5,259,304      6,658,738      5,813,142      8,884,253
                                                            ===========    ===========    ===========    ===========    ===========

See accompanying notes to consolidated financial statements.



                                           INSTANT VIDEO TECHNOLOGIES, INC. AND SUBSIDIARY
                                      Consolidated Statements of Stockholders' Equity (Deficit)
                                             For the three years ended December 31, 1998
                                      and the six month period ended June 30, 1999 (unaudited)

                                               Common Stock         Preferred Stock       Additional
                                          -------------------   ---------------------      Paid-in      Accumulated
                                           Shares      Amount     Shares       Amount      capital        deficit         Total
                                          ----------   ------   ------------    -----    ------------   ------------   ------------
Balance at December 31, 1995               4,491,440   $   45      1,436,000    $  14    $  5,005,464   $ (6,312,580)  $ (1,307,057)
Preferred stock issuances                       --       --        1,475,000       15       1,449,985           --        1,450,000
Exercise of stock options                    109,256        1           --        --            1,529           --            1,530
Stock options issued in lieu of
  services performed                            --          2           --        --          149,998           --          150,000
Conversion of debt and accrued interest      136,000        1           --        --          169,999           --          170,000
Conversion of Series D preferred  stock
  to common stock                             66,857        1       (936,000)      (9)              8           --             --
Net loss                                        --       --             --        --             --         (404,367)      (404,367)
                                          ----------   ------   ------------    -----    ------------   ------------   ------------
Balance at December 31, 1996               4,803,553       50      1,975,000       20       6,776,983     (6,716,947)        60,106

Preferred stock issuances                       --       --          650,000        7         549,993           --          550,000
Exercise of warrants                         400,000        4           --        --          399,996           --          400,000
Value assigned to warrants
  upon issuance of debt                         --       --             --        --           69,000           --           69,000
Conversion of preferred stock to
  common stock                               500,000        5       (500,000)      (5)           --             --             --
Net loss                                        --       --             --        --             --       (2,062,373)    (2,062,373)
                                          ----------   ------   ------------    -----    ------------   ------------   ------------
Balance at December 31, 1997               5,703,553       59      2,125,000       22       7,795,972     (8,779,320)      (983,267)

Series B Preferred Stock issuances              --       --        2,105,000       21       3,873,979           --        3,874,000
Warrants issued in connection with
  the issuance of Series B Preferred
  Stock                                         --       --             --        --          336,000           --          336,000
Common stock issuance                         14,921     --             --        --           10,000           --           10,000
Exercise of stock options                    139,501        1           --        --        1,138,951           --        1,138,952
Exercise of warrants                         700,000        6           --        --          749,994           --          750,000
Conversion of debt and accrued interest    1,082,991       10        371,609        3       1,736,983           --        1,736,996
Allocation of proceeds from convertible
  debt to beneficial conversion feature         --       --             --        --        1,010,037           --        1,010,037
Value assigned to warrants and
  stock upon issuance of debt                200,000        2           --        --        1,109,332           --        1,109,334
Stock options issued for services
  performed                                      --      --             --        --          727,726           --          727,726
Conversion of Series A Preferred
  Stock to common stock                      100,000        1       (100,000)      (1)           --             --             --
Beneficial conversion feature of
  Series B Preferred Stock                      --       --             --        --        8,762,425     (8,762,425)          --
Net loss                                        --       --             --        --             --       (6,916,420)    (6,916,420)
                                          ----------   ------   ------------    -----    ------------   ------------   ------------
Balance at December 31, 1998               7,940,966       79      4,501,609       45      27,251,399    (24,458,165)     2,793,358

Exercise of stock options (unaudited)          6,800     --             --        --            6,300           --            6,300
Exercise of warrants (unaudited)           1,277,262       13           --        --        1,537,487           --        1,537,500
Stock issued for services performed
  (unaudited)                                    499     --             --        --          191,089           --          191,089
Conversion of preferred stock to
  common stock (unaudited)                     5,000     --           (5,000)     --             --             --             --
Net loss (unaudited)                            --       --             --        --             --       (4,169,402)    (4,169,402)
                                          ----------   ------   ------------    -----    ------------   ------------   ------------
Balance at June 30, 1999 (unaudited)       9,230,527   $   92      4,496,609    $  45    $ 28,986,275   $(28,627,567)  $    358,845
                                          ==========   ======   ============    =====    ============   ============   ============

See accompanying notes to consolidated financial statements.

                                                                F-5

                                         INSTANT VIDEO TECHNOLOGIES, INC.
                                       Consolidated Statements of Cash Flows
                                                                          Year ended December 31,          Six months ended June 30,
                                                                 ----------------------------------------  -------------------------
                                                                     1996          1997          1998         1998          1999
                                                                 -----------    -----------   -----------   ---------    ----------
                                                                                                                  (unaudited)
Cash flows from operating activities:
   Net loss                                                      $  (404,367)    (2,062,373)   (6,916,420) (1,866,023)   (4,169,402)

   Adjustments to reconcile net loss to net cash used in
     operating activities
       Depreciation and amortization                                  50,681         92,176        58,531      21,457        74,529
       Loss on Disposal of Equipment                                    --            5,275         5,133        --            --
       Write off patent costs and other assets                          --           95,735          --          --            --
       Non-cash interest expense                                        --           69,000     2,119,371     552,984          --
       Stock and stock options issued for services performed         150,000           --         727,726     297,708       191,089
       Compensation from cashless exercise of stock options             --             --       1,137,500        --            --
   Changes in operating assets and liabilities:
       Accounts receivable                                            (1,421)         1,421          --          --         (50,000)
       Costs and estimated earnings in excess of billings on
         uncompleted contracts                                      (136,400)       136,400          --          --            --
       Prepaid expenses                                               16,513          6,982         5,407      10,350       (30,274)
       Other assets                                                  (40,000)        35,101           757         757          (525)
       Accounts payable                                             (194,017)       (94,237)      218,018     194,137       349,514
       Accrued expenses                                              (74,059)       (59,218)       88,702       9,464       (52,467)
       Accrued interest                                              (26,680)        13,231        66,525     (16,437)         --
       Deferred revenue                                             (159,032)          --            --          --          50,000
                                                                 -----------    -----------   -----------   ---------    ----------

             Net cash used in operating activities                  (818,782)    (1,760,507)   (2,488,750)   (795,603)   (3,637,536)

Cash flows from investing activities:
   Purchases of property and equipment                               (47,433)       (85,367)     (162,669)    (40,938)     (421,186)
                                                                 -----------    -----------   -----------   ---------    ----------

Cash flows from financing activities:
   Proceeds from sale of preferred stock and warrrants             1,450,000        550,000     3,400,000        --            --
   Proceeds from sale of common stock                                   --             --          10,000     310,000          --
   Exercise of warrants                                                 --          400,000       750,000        --       1,537,500
   Exercise of stock options                                           1,530           --           1,452        --           6,300
   Collection of Receivable - Series B Convertible Preferred
     Stock                                                              --             --            --          --         810,000
   Proceeds from issuance of debt                                       --        1,054,210     1,572,736   1,175,000          --
   Repayment of debt                                                (381,048)      (346,398)     (891,179)   (561,073)      (22,736)
                                                                 -----------    -----------   -----------   ---------    ----------

             Net cash provided by financing activities             1,070,482      1,657,812     4,843,009     923,927     2,331,064
                                                                 -----------    -----------   -----------   ---------    ----------

Increase (decrease) in cash and cash equivalents                     204,267       (188,062)    2,191,590      87,386    (1,727,658)
Cash and cash equivalents, beginning of period                         4,346        208,613        20,551      20,551     2,212,141
                                                                 -----------    -----------   -----------   ---------    ----------
Cash and cash equivalents, end of period                         $   208,613         20,551     2,212,141     107,937       484,483
                                                                 ===========    ===========   ===========   =========    ==========

Supplemental disclosure of cash flow information:

   Cash paid for interest                                        $   104,134         56,782        65,935      31,894           913
                                                                 ===========    ===========   ===========   =========    ==========

Supplemental schedule of non-cash investing and financing activities:

In 1999, 5,000 shares of Series A (formerly Series F) Preferred Stock was converted into 5,000 shares of common stock

In 1998, 405,000 shares of Series B convertible Preferred Stock was issued for receivables of $810,000

In 1998, debt and accrued interest of $1,736,996 was converted to Series B Convertible Preferred Stock and common stock

In 1998, 100,000 shares of Series A Convertible Preferred Stock was converted to 100,000 shares of common stock

In 1998, the Company recognized a beneficial conversion feature on Series B Preferred stock of $8,762,425

In 1997, 500,000 shares of Series E Preferred Stock was converted to 500,000 shares of Common Stock

In 1997, the company financed an insurance premium of $29,794

In 1996, $150,000 debt and $20,000 accrued interest were converted to common stock

In 1996, 936,000 shares of Series D Convertible Preferred Stock were converted to 66,857 shares of common stock

In 1996, the Company granted stock options to various consultants, which resulted in $150,000 compensation expense.

See accompanying notes to consolidated financial statements.

                        INSTANT VIDEO TECHNOLOGIES, INC.

                   Notes to Consolidated Financial Statements

            December 31, 1997 and 1998 and June 30, 1999 (unaudited)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    Instant Video Technologies, Inc. (the Company) licenses burst transmission software for use within commercial, multimedia and interactive environments. The burst technology allows for time compression and burst transmission of video/audio programming that results in time-savings, network efficiency and superior quality products.

    LIQUIDITY

    The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended December 31, 1996, 1997, and 1998, and during the six-month period ended June 30, 1999, the Company incurred losses of $404,367, $2,062,373, $6,916,420 and $4,169,402, respectively, and has an accumulated deficit of $24,458,165 and $28,627,567 at December 31, 1998 and June 30, 1999, respectively. These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

    The financial statements do not include an adjustments relating to the recoverability of recorded asset amounts or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

    The Company's continuation as a going concern is dependent on its ability to raise additional capital and ultimately to achieve profitability.

    The Company is actively pursuing additional equity financing and has engaged an investment banker for such purpose. The Company intends to raise sufficient capital to allow the Company to complete development and successful commercialization of its products. No assurances can be given that the Company will be successful in raising additional capital or that the Company will achieve profitability or positive cash flow. If the Company is unable to obtain adequate additional financing and bring the Company to profitability or positive cash flow, there can be no assurance the Company can continue as a going concern.

    BASIS OF PRESENTATION

    The accompanying financial statements include the accounts of Instant Video Technologies, Inc. and its wholly-owned subsidiary, Explore Technology, Inc. All significant intercompany transactions and accounts have been eliminated in consolidation.

    CASH EQUIVALENTS

    Cash equivalents of $20,551 and $2,212,141 and $484,483 at December 31, 1997 and 1998 and June 30, 1999 respectively, consist of money market accounts and other short-term investments with an original maturity of three months or less.

    REVENUE RECOGNITION

    In 1996 and 1997, the Company primarily derived its revenues from license fees and professional services.

    License fees and services are recognized as revenue ratably over the license period. No revenue is recognized until evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable.

    In 1998, the Company derived its revenues from test software.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years.

    PATENTS

    Direct costs incurred to obtain patents have been capitalized and amortized over seven years using the straight-line method. Costs incurred to maintain patents are expensed as incurred. During the fourth quarter of 1997, the Company expensed the remaining unamortized balance of patent costs of $87,628 due to the lack of current revenues associated with these patents.

    RESEARCH AND DEVELOPMENT

    Research and development costs are charged to operations as incurred until such time as both technological feasibility is established and future economic benefit is assured. To date, such conditions have not been satisfied, and, accordingly, all software engineering and development costs have been expensed as incurred.

    ADVERTISING COSTS

    The Company expenses advertising costs as incurred. Advertising expense is as follows:

                                   Years ended December 31,                Six month periods ended June 30,
                                   ------------------------                --------------------------------
                           1996              1997              1998             1998                1999
                           ----              ----              ----             ----                ----
                                                                                     (unaudited)
    Advertising expense     $ --             $ --              $ --             $ --              $ 208,942
                        ==============   ===============   ==============   ===============   ===============

    INCOME TAXES

    Income  taxes are  accounted  for under  the  asset  and  liability  method.
    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities, and, their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

    LOSS PER SHARE AND DILUTIVE SECURITIES

    Basic net loss per share is based on the weighted average number of shares of common stock outstanding. Diluted net loss per share is based on the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from stock options and warrant outstanding using the treasury stock method.

    The following table sets forth the computation of basic and diluted net loss per shared for the periods indicated:

                                                 Year ended December 31,         Six month period ended June 30,
                                              1996         1997         1998          1998           1999
                                              ----         ----         ----          ----           ----
                                                                                          (unaudited)
Numerator:
Net loss applicable to common
shareholders                             $   (404,367)  (2,062,373) (15,678,845)   (1,866,023)    (4,169,402)

Denominator:
Weighted average shares                     4,600,000    5,259,304    6,658,738     5,813,142      8,884,253

Denominator for basic and diluted
calculation                                 4,600,000    5,259,304    6,658,738     5,813,142      8,884,253

Net loss per share:
Basic and diluted                        $   (0.09)       (0.39)       (2.35)        (0.32)         (0.47)

                                      F-8



    The following is a summary of the securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share because to do so would be antidilutive.

                                      Year ended December 31,             Six months ended June 30,
                                      -----------------------             -------------------------
                                 1996          1997           1998           1998           1999
                              ---------      ---------      ---------      ---------        -------
                                                                                 (unaudited)
  Convertible Preferred  $    1,975,000      2,125,000      4,501,609      2,125,000     4,496,609

  Options                     2,864,774      2,538,630      6,289,263      5,386,716     6,426,863

  Warrants                    1,450,000      1,961,000      2,010,210      1,607,000       884,448

  Convertible debt               31,333        303,206         --            868,350          --
                         --------------      ---------      ---------      ---------     ---------

  Total                  $    6,321,107      6,927,836     12,801,082      9,987,066     11,807,920
                         ==============      =========     ==========      =========     ==========

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist of cash equivalents, accounts receivable, accounts payable, and debt. The Company believes the reported amounts of its financial instruments approximates fair value, based upon the short maturity of cash equivalents, accounts receivable and payable and based on the current rates available to the Company or similar debt issuer.

    STOCK BASED COMPENSATION

    The Company accounts for its stock based compensation plans for employees using the intrinsic value method. As such, compensation expense is recorded if on the measurement date, which is generally the date of grant, the current fair value of the underlying stock exceeds the exercise price.

    The equity instruments issued to non-employees are accounted for at fair value. The fair value of the equity instrument is determined using either the fair value of the underlying stock or the Black-Scholes option pricing model.

    USE OF ESTIMATES

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    COMPREHENSIVE INCOME

    The Company has no component of comprehensive income other than its reported amounts of net loss applicable to holders of common stock.

(2) PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                             December 31,        June 30,
                                      ----------------------    ---------
                                         1997         1998         1999
                                      ---------    ---------    ---------
                                                               (unaudited)

      Computer equipment              $  95,053    $ 192,816    $ 439,691
      Furniture                          24,980       18,627      131,031
      Office equipment                     --          4,459        7,867
      Software                             --         22,016       75,330
      Leasehold improvements               --          8,270       13,454
                                      ---------    ---------    ---------

                                        120,033      246,188      667,373
      Less accumulated depreciation     (34,422)     (61,572)    (136,100)
                                      ---------    ---------    ---------

                                      $  85,611    $ 184,616    $ 531,273
                                      =========    =========    =========


(3) DEBT

                                                                                     December 31,             June 30,
                                                                                     ------------            ----------
                                   BANK LINE OF CREDIT                          1997             1998           1999
                                                                             ---------        ---------      ----------
                                                                                                             (unaudited)
               $500,000 Revolving line credit with Imperial Bank,
                 principal and interest rate at the Bank's Prime
                 rate plus 2.5% (11.00% at December 31, 1997)
                 paid in March 1998                                          $  500,000       $    --       $     --
                                                                             ==========       =========     ==========
                                      NOTES PAYABLE

               10.5% unsecured note, interest and principal due
                 at June 30, 1998, convertible into common stock at
                 $1.85 per share; converted in December, 1998                   100,000            --             --

               10.5% unsecured note, interest and principal due
                 on a monthly basis over 18 months ending on March
                 31, 1999. Convertible into common stock at $1.00
                 per share; converted in December, 1998                          85,602            --             --

               10.5% note payable to Mercer Management, Inc.,
                 interest and  principal  due  June 10, 1998,
                 convertible at $1.00 per share into common stock;
                 converted in December, 1998                                    100,000            --             --

               8% unsecured note, principal and interest due June
                 10, 1998. Convertible into common stock at $2.00
                 per share; converted in December, 1998                          73,210            --             --

               10.5% note payable to Draysec Finance Ltd.,
                 interest and principal due June 10, 1998,
                 convertible into common stock at $1.00 per share;
                 converted in December, 1998                                     80,000            --             --

               11.14% Financing of annual insurance premium for
                 current year, principal and interest paid monthly               29,794          22,736           --
                                                                             ----------       ---------     ----------
                                                                                468,606          22,736           --

               Less current portion                                            (451,773)        (22,736)          --
                                                                             ----------       ---------     ----------

               Long-term portion                                             $   16,833       $    --       $     --
                                                                             ==========       =========     ==========

(4) EQUITY

Convertible Preferred Stock

In February 1996, the Company amended its articles of incorporation and authorized the issuance of up to 5,000,000 shares of Series F Convertible Preferred Stock and warrants to purchase common stock of the Company. As a result, the Company obtained proceeds in the net amount of $1,445,000 in 1996 and $550,000 in 1997 of Series F Convertible Preferred Stock and warrants to purchase common stock of the Company. In 1998, Series F was renamed Series A Convertible Preferred Stock (Series A Preferred Stock).

The price of each share of Series A Preferred Stock was $1.00 and may be converted into one share of the Company's common stock. The exercise price of the common stock warrants is $1.00 per share. The offering grants the investors the right to appoint two directors, certain registration rights, and the right of first refusal on finance offerings for a limited period of time.

In 1998, the Company issued 2,105,000 shares of $0.01 par value Series B Convertible Preferred Stock (Series B Preferred Stock), with warrants to purchase 321,960 shares of the Company's common Stock at $2.00 per share. The Company has allocated $336,000 of the cash proceeds from the $4,210,000 of Series B Preferred Stock to warrants using the Black-Scholes option pricing model.

The preferred stock agreements provide for the holders of preferred stock to participate in dividends declared on common and preferred stock and the right to elect one director to the Company's board of Directors. The preferred stockholders have the right to convert their shares into the Company's common stock on a 1 for 1 basis and have liquidation preference increasing over time from $7.50 to $9.30 per share after 3 years. The preferred stock has antidilution provisions and registration rights.

During 1998, the Company issued stock options in lieu of cash to purchase approximately 550,000 shares of the Company's common stock at exercise prices ranging from $1.00 to $2.90 per share which will expire between September 2000 and December 2003, in exchange for services rendered to the Company. An expense of $727,726 was recorded as a general and administrative expense based on the fair value of the stock options issued.

The Company issued Series B Convertible Preferred Stock at $2.00 per share to several individuals at various times through the fourth quarter of 1998 when the market prices ranged from $3.19 to $8.44. The issued stock can be converted at any time after the date of issuance into shares of common stock on a one for one basis. As a result, the Company recorded a charge to accumulated deficit of $8,762,425 for this beneficial conversion feature.

In December, 1998, The Company issued 405,000 shares of Series B convertible Preferred Stock in exchange for receivables of $810,000. These receivables were collected at various dates between January 4 and January 8, 1999.

Warrants and Stock Issued With Debt

During 1998, the Company issued convertible debt of $1,550,000 and added beneficial conversion features to $743,216 of debt. In connection with these transactions the Company issued stock and warrants. The Company valued these equity instruments using either the underlying stock prices or the Black-Scholes option pricing model. The Company recorded interest expense of $1,010,037 for the beneficial conversion feature of this debt.

Stock Options

On November 6, 1992, the Board of Directors adopted the 1992 Stock Incentive Plan. Under the plan, the Board may grant options to officers, key employees, directors and consultants. Incentive stock options may be granted at not less than 100% of the fair market value of the stock on the date the option is granted. The option price of stock not intended to qualify as incentive stock options may not be less than 85% of the fair market value on the date of grant. The maximum term of the options cannot exceed ten years. A total of 3,500,000 shares has been reserved for issuance under the plan.

On April 29, 1998 the Board of Directors adopted the 1998 Stock Incentive Plan. Under the plan, the Board may grant options to officers, key employees, directors and consultants. Incentive stock options may be granted at not less than 100% of the fair market value of the stock on the date the option is granted. The option price of stock not intended to qualify as incentive stock options may not be less than 85% of the fair market value on the date of grant. The maximum term of the options cannot exceed ten years. A total of 4,000,000 shares have been reserved for issuance under the plan.

The per share weighted average fair value of stock options granted during 1996, 1997 and 1998 and the six month period ended June 30, 1999 (unaudited) was $0.22, $0.17, $1.73 and $5.49 respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: volatility of 65%, 53%, 136% and 111% respectively, expected dividend yield 0% for all periods, risk free interest rates of approximately 6-1/2%, 5 1/2%, 5% and 5%, respectively, and expected lives of 1.9 years in 1996 and 1.5 years for each of the remaining periods.

Stock option activity for 1996, 1997, 1998 and 1999 follows:

                                                             WEIGHTED
                                       NUMBER OF             AVERAGE
                                        SHARES            EXERCISE PRICE
                                        ------            --------------

Balance on December 31, 1995          $ 3,190,971            $   1.37
Options granted                           703,000                1.50
Options exercised                        (109,256)                .01
Options forfeiteed                       (606,000)               1.00
Options expired                          (313,941)               1.40
                                      -----------

Balance on December 31, 1996            2,864,774                1.52
Options granted                           286,356                1.00
Options forfeited                        (500,000)               1.00
Options expired                          (112,500)               1.39
                                      -----------

Balance on December 31, 1997            2,538,630                1.85
Options granted                         4,117,101                3.01
Options exercised                        (139,501)               2.28
Options expired                          (105,719)               2.65
Options forfeited                        (121,248)               1.56
                                      -----------

Balance on December 31, 1998            6,289,263                2.52
Options granted (unaudited)               382,000                7.29
Options exercised (unaudited)              (6,800)               0.93
Options forfeited (unaudited)            (237,600)               3.50
                                      -----------

Balance on June 30, 1999
(unaudited)                             6,426,863                2.84
                                      ===========



Stock options outstanding and exercisable at December 31, 1998 from the 1992 and 1998 Plans consisted of:

                                   Outstanding                              Exercisable
                    ----------------------------------------  ---------------------------------------
                                                 Weighted                                  Weighted
                                   Weighted       Average                    Weighted       Average
                       Shares       Average      Remaining      Shares        Average      Remaining
     Price           Outstanding     Price         Life       Outstanding      Price         Life
-------------       -------------------------  ------------  -------------- ------------  ------------
 $0.90 - $1.50         2,125,525     $ 1.06         5.46        2,125,525      $ 1.06         5.46
 $2.00 - $3.16         1,248,738     $ 2.59         4.64          491,367      $ 2.53         4.62
         $3.50         2,513,000     $ 3.50         4.51          655,150      $ 3.50         4.50
 $3.75 - $5.75           402,000     $ 3.95         5.02          350,000      $ 3.75         5.02
                    ------------                             ------------
 Total                 6,289,263     $ 2.52         4.89        3,622,042      $ 1.95         5.13
                    ============ ============= ============= ============= ============= =============


Stock options outstanding and exercisable at June 30, 1999 from the 1992 and 1998 Plans consisted of:

                                  Outstanding                              Exercisable
                   ----------------------------------------  ---------------------------------------
                                                Weighted                                  Weighted
                                  Weighted       Average                    Weighted       Average
                      Shares       Average      Remaining      Shares        Average      Remaining
     Price          Outstanding     Price         Life       Outstanding      Price         Life
-------------      -------------------------  ------------  -------------- ------------  ------------
 $0.90 - $1.50      2,018,725       1.06          5.13        2,013,725        1.06          5.12
 $2.00 - $3.75      3,974,138       3.24          4.10        2,188,273        3.26          4.09
 $5.75 - $7.94        273,000       6.61          4.75            6,000        6.63          4.77
 $8.06 - $9.72        161,000       8.96          4.30           36,000        9.72          2.61
                    -----------                              ----------
 Total              6,426,863       2.84          4.46        4,243,998        2.28          4.57
                   ============ ============= ============= ============= ============= =============

                                      F-12

Had the Company determined compensation cost based on the fair value at the grant date for its stock options consistent with SFAS 123, the Company's net loss applicable to common stockholders and net loss per share would have been increased to pro forma amounts indicated below:

                                                                             Six month period ended
                                            Year ended December 31,                  June 30,
                                       -------------------------------       ----------------------
                                       1996         1997          1998         1998         1999
                                       ----         ----          ----         ----         ----
                                                                                  (unaudited)
Net loss applicable to common
shareholders, as reported           $(404,367)   $(2,062,373) $(15,678,845) $(1,866,023)  $(4,169,402)

  Pro forma                          (437,816)   $(2,071,358) $(16,960,138)  (2,428,876)   (5,939,019)

Net loss per share as reported          (0.09)         (0.39)       $(2.35)       (0.32)       (0.47)

  Pro forma                             (0.09)         (0.39)       $(2.55)       (0.42)       (0.67)


(5) ACCRUED EXPENSES

    Accrued expenses are comprised of the following:

                                  December 31,      June 30,
                                  ------------     --------
                                1997      1998       1999
                             --------   --------   --------
                                                  (unaudited)

     Employee benefits       $   --     $ 64,711   $ 87,365
     Professional services
                               92,782    116,773     41,652
                             --------   --------   --------
     Total                   $ 92,782   $181,484   $129,017
                             ========   ========   ========

(6) LEASE COMMITMENTS

    The Company leases its office space under an operating lease expiring in 2002.

                                 Years ended December 31,                Six month periods ended June 30,
                                 ------------------------                --------------------------------
                          1996             1997              1998             1998              1999
                          ----             ----              ----             ----              ----
                                                                                   (unaudited)
   Rent expense        $ 145,148         $ 91,000         $ 104,969         $ 50,787          $ 50,923
                       =========         ========         =========         ========          ========

    The following is a summary of future minimum lease payments for operating leases at December 31, 1998:

                                                  OPERATING
Years ending December 31:                          LEASES
-------------------------                      -------------
1999                                             $ 157,632
2000                                               163,518
2001                                               187,368
2002                                                15,614
                                                 ---------
Total lease payments                             $ 524,132
                                                 =========

(7) INCOME TAXES

    At  December  31,  1997 and 1998,  and June 30,  1999,  the  Company had net
    operating   loss   carryforwards   for  federal   income  tax   purposes  of
    approximately    $7,842,000   $13,826,900   and   $16,481,000   (unaudited),
    respectively, which, are subject to annual limitations, and are available to offset future taxable income, if any, through 2018 and net operating loss carryforwards for state income tax purposes of $3,309,000, $6,300,000 and $14,148,000, respectively, (unaudited), which are available to offset future taxable income through 2003.

    Of the total net operating loss carryforwards at December 31, 1998, $750,000 is associated with an equity adjustment and is not available for reducing the provision for income taxes in future periods.


    Actual income tax benefit differs from the benefit expected by applying the federal statutory rate of 34% to pretax loss as follows:

                                                   Years ended December 31,            6 month periods ended June 30,
                                      ------------------------------------------------------------------------------
                                         1996             1997            1998              1998              1999
                                      ----------       ----------       ----------       ----------       ----------
                                                                                                 (unaudited)
                                                                                         ----------------------------
Expected tax benefit                  $ (137,000)        (701,000)      (2,352,000)        (634,000)      (1,418,000)
State tax benefit, net of
federal effect                           (12,000)         (61,000)        (207,000)         (56,000)        (124,000)
Research and experimentation
credit                                      --             (4,000)         (31,000)         (16,000)         (60,000)
Increase in valuation
allowance                                115,000          589,000        2,250,000          274,000        1,746,000
Other                                     34,000          177,000          340,000          432,000         (144,000)
                                      ----------       ----------       ----------       ----------       ----------
Actual tax benefit                    $     --               --               --               --               --
                                      ==========       ==========       ==========       ==========       ==========


     The temporary differences that give rise to deferred tax assets and liabilities at December 31, 1997 and 1998 are as follows:

                                                     December 31          June 30,
                                             ------------------------     --------
                                                1997          1998         1999
                                                ----          ----         ----
                                                                        (unaudited)

Deferred tax assets:
   Start-up costs                          $    85,919    $      --      $      --
   Accruals                                       --           10,459         51,387
   Net operating loss carryforwards for
     income taxes                            2,859,204      5,068,360      6,729,033
   Research and experimentation credit
     carryforward                              105,715        137,057        197,413
   Patents                                        --           43,502         65,253
                                           -----------    -----------    -----------

      Total gross deferred tax assets        3,050,838      5,259,378      7,043,086

Less valuation allowance                    (2,997,490)    (5,247,783)    (6,993,794)
                                           -----------    -----------    -----------

      Net deferred tax assets                   53,348         11,595         49,293
                                           -----------    -----------    -----------

Deferred tax liabilities:
   Patent                                      (45,677)          --             --
   Fixed assets                                 (7,671)       (11,595)       (49,293)

                                           -----------    -----------    -----------

      Total gross deferred tax liabilities     (53,348)       (11,595)       (49,293)
                                           -----------    -----------    -----------

         Net deferred taxes                $      --      $       --     $      --
                                           ===========    ===========    ===========

    The net change in the valuation allowance for the years ended December 31, 1997 and 1998 was an increase of $589,147 and an increase of $250,293, respectively. In assessing the amount of deferred tax assets to be recognized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. It is not possible at this time to determine that the deferred tax assets are more likely to be realized than not; accordingly, a full valuation allowance has been established.

    The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change," as defined by the Internal Revenue Code. All federal and state net operating loss carryforwards are subject to limitation as a result of these restrictions. If there should be a subsequent ownership change, as defined, the Company's ability to utilize its carryforwards could be reduced.

(8)  BUSINESS RISKS AND SEGMENT DISCLOSURES

     The Company's primary source of revenue is from the licensing of burst technology that generated $1,457,597, $247,879 and $15,000 in revenue during 1996, 1997 and 1998, respectively. The Company's success is largely dependent on this product. Changes in desirability of the product in the marketplace may significantly affect the Company's future operating results.

     The Company operates in one segment and accordingly has provided only the required enterprise wide disclosure. The Company's principal customer, located in Oklahoma, accounted for substantially all of the Company's 1997 revenues. The Company recognized no foreign revenues in 1996, 1997 or 1998.

(9)  RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1998, The American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires that certain costs related to the development or purchase if internal-use software be capitalized and amortized over the estimated useful life of the software. SOP No. 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP No. 98-1 to have a material impact on its results of operations.

     The FASB recently issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 addresses the accounting for derivative instruments, including derivative instruments embedded in other contracts. Under SFAS No. 133, entities are required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a certain derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, the reason for holding it. The Company must adopt SFAS No. 133 by January 1, 2000. The Company has determined that SFAS No. 133 will have no effect on its financial statements.

(10) SUBSEQUENT EVENTS (unaudited)

     In February 1999, warrants to purchase 1,025,000 shares of the Company's common stock were exercised for $1,537,500.

     In January and February 1999, certain warrant holders exercised their right to purchase 281,250 shares of the Company's common stock in a cashless exercise. Of the 281,250 warrants exercised, 81,250 warrants were utilized to purchase 71,774 shares of common stock at an average price of $1.23. The remaining 200,000 warrants exercised were utilized to purchase 180,488 shares of common stock at an exercise price of $1.00.

     In July, 1999, the Company received $2,520,000 evidenced by notes payable convertible into common stock, due in one year. The conversion rate is under negotiation, but shall be the lower of (1) $6.50, (2) 80% of the average closing price our publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement.

     On August 3, 1999, the Company issued 200,000 shares of common stock in exchange for all of the outstanding stock of Timeshift-TV in a stock-only transaction from our Chairman and CEO, and two employees who are related to him. These parties were not employed by the Company at the time they formed Timeshift-TV. The Company's board of directors unanimously approved the acquisition. The Company has the option to repurchase 100,000 shares for $10.00 upon the occurrence of certain events.

     In September and October, 1999, the Company received $450,000 and $500,000, respectively, evidenced by notes payable convertible into our common stock, due in one year. The conversion rate is under negotiation, but shall be the lower of (1) $6.50, (2) 80% of the average closing price of the Company's publicly traded shares in the 20 trading days immediately preceding the closing of an ongoing private placement, or (3) the price agreed in that private placement.

(11) LEGAL SETTLEMENT

     In October of 1996, the Company entered into a settlement agreement with certain investors in connection with the Company's Series F convertible stock financing pursuant to a consulting agreement. The settlement required the Company to pay $110,000. In October 1997 the amounts outstanding were consolidated into one convertible promissory note maturing on March 31, 1999. Monthly payments of principal and interest were made on this note through November 1998, at which time the remaining balance of $24,333 was converted into common stock.